Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-119662
Prospectus Supplement to the Prospectus dated October 26, 2005.
5,611,499 Shares
American Depositary Shares
Each Representing One Ordinary Share

       This is a public offering of American depositary shares, or ADSs, and the Ordinary Shares represented by such ADSs, of Business Objects, S.A. This prospectus supplement relates to the resale by the selling shareholders of up to 5,611,499 ADSs or the Ordinary Shares represented by the ADSs.
       The ADSs are quoted on the Nasdaq National Market under the symbol “BOBJ”. The last reported sale price of the ADSs on January 11, 2006 was $42.36 per share. Each ADS represents one Ordinary Share of Business Objects. Business Objects’ Ordinary Shares are listed on the Eurolist by Euronext™ (Compartment A) of Euronext Paris under the ISIN code FR0004026250. On January 11, 2006, the closing sale price of Business Objects’ Ordinary Shares on the Eurolist by Euronext was €35.04.
       You should consider carefully the risk factors beginning on page 3 of the accompanying prospectus before purchasing any of the ADSs offered under this prospectus.

       Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated January 13, 2006.

SELLING SHAREHOLDER
       The table below sets forth information as of the date hereof concerning beneficial ownership of the ADSs of the selling shareholders. All information concerning beneficial ownership has been furnished by the selling shareholders.

				After the Offering
	Prior to the Offering
			Number of	Number of
	Number of	Percentage of	ADSs	ADSs	Percentage of
	ADSs	Ordinary	Shares	Shares	Ordinary
	Beneficially	Shares	Registered	Beneficially	Shares
Name of Selling Shareholder	Owned(1)	Outstanding	for Resale(2)	Owned	Outstanding

2002 Irrevocable Trust FBO Allison R. Brewer(3)	833	*	833	—	*

2002 Irrevocable Trust FBO Clayton R. Brewer(3)	833	*	833	—	*

Alexa Kristine Sander Trust(4)	894	*	894	—	*

Jeffrey Douglas Allen	1,678	*	1,678	—	*

Phillip Altinger	173	*	173	—	*

Gary G. Anderson	2,613	*	2,613	—	*

Anna T. Waite Education Trust(5)	555	*	555	—	*

Darci Arnold	162	*	162	—	*

ATW Family Partners, L.P.(6)	25,019	*	19,019	6,000	*

August Capital III Founders Fund(7)	37,076	*	37,076	—	*

August Capital III, L.P.(7)	660,935	*	660,935	—	*

August Capital Strategic Partners III, L.P.(7)	12,045	*	12,045	—	*

David Aune	1,914	*	1,914	—	*

Brent Bargmann	4,777	*	4,777	—	*

Bessemer Trust Company, N.A., Trustee of the Thompson Family Trust for Chelsea A. Prather(8)	190	*	190	—	*

Bessemer Trust Company, N.A., Trustee of the Thompson Family Trust for John E. Thompson(8)	190	*	190	—	*

Beth Brewer 2002 Trust(9)	32,784	*	32,784	—	*

Beverly G. Porter 2004 Grantor Retained Annuity Trust u/a 6/1/04(10)	7,036	*	7,036	—	*

Sherman L. Black	3,017	*	3,017	—	*

Richard Blaschke	572	*	572	—	*

Letitia Pope Brackeen	138	*	138	—	*

Sterling Ty Brackeen	138	*	138	—	*

Peter Alan Brew	2,591	*	2,591	—	*

Bridge Street Special Opportunities Fund 2000, L.P.(11)	5,555	*	5,555	—	*

Georgia A. Brint	971	*	971	—	*

David Malcolm Brown	1,506	*	1,506	—	*

Timothy Carroll Bush	1,527	*	1,527	—	*

Carballo Charitable Ltd. (12)	10,227	*	10,227	—	*

Carballo Ventures Ltd. (12)	20,764	*	20,764	—	*

				After the Offering
	Prior to the Offering
			Number of	Number of
	Number of	Percentage of	ADSs	ADSs	Percentage of
	ADSs	Ordinary	Shares	Shares	Ordinary
	Beneficially	Shares	Registered	Beneficially	Shares
Name of Selling Shareholder	Owned(1)	Outstanding	for Resale(2)	Owned	Outstanding

Carbonero Creek Limited Partnership(13)	5,555	*	5,555	—	*

Carol J. Weyandt Revocable Trust u/a March 4, 2002(14)	361	*	361	—	*

Carole M. Aszmann, trustee of the Carole M. Aszmann Revocable Trust(15)	46	*	46	—	*

Charles Morris Sander, III, Trust(4)	894	*	894	—	*

Won H. Chung	534	*	534	—	*

Hal Ronald Cornum	138	*	138	—	*

Mary Louise Cornum	138	*	138	—	*

Michael Lee Covault	1,722	*	1,722	—	*

Boonyong Danthainam	1,502	*	1,502	—	*

Terry Dauenhauer	1,384	*	1,384	—	*

J. Kenneth Davidson	25,481	*	25,481	—	*

Brian Scott Dexheimer	24,483	*	24,483	—	*

Daniel D. Dzaack	469	*	469	—	*

Kevin D. Eassa	8,317	*	8,317	—	*

Gary I. Geurts	1,887	*	1,887	—	*

Goldman Sachs & Co. Verwaltungs GmbH(11)	4,368	*	4,368	—	*

GS Capital Partners III Offshore, L.P.(11)	26,010	*	26,010	—	*

GS Capital Partners III, L.P.	94,613	*	94,613	—	*

John Patrick Guider	46	*	46	—	*

Gunter Heine QTIP Trust (16)	4,210	*	4,210	—	*

Stephen Michael Gunther	596	*	596	—	*

Karen Hanlon	3,602	*	3,602	—	*

Dave Lee Harper	1,144	*	1,144	—	*

James Arthur Hatch	138	*	138	—	*

Patricia Ann Hatch	138	*	138	—	*

Thomas Robert Hayes	1,735	*	1,735	—	*

Edelgard Hannelore Heine	1,555	*	1,555	—	*

Gero Heine	216	*	216	—	*

Thorsten Heine	272	*	272	—	*

Rick Charles Heupel	3,342	*	3,342	—	*

Bob D. Holland	1,268	*	1,268	—	*

William Hudson	23,706	*	23,706	—	*

Integral Capital Partners V Side Fund, L.P.(17)	1,329	*	1,329	—	*

Integral Capital Partners V, L.P.(17)	104,775	*	104,775	—	*

James M. Weyandt 2002 Gift Trust u/a dated March 4, 2002(10)	544	*	544	—	*

				After the Offering
	Prior to the Offering
			Number of	Number of
	Number of	Percentage of	ADSs	ADSs	Percentage of
	ADSs	Ordinary	Shares	Shares	Ordinary
	Beneficially	Shares	Registered	Beneficially	Shares
Name of Selling Shareholder	Owned(1)	Outstanding	for Resale(2)	Owned	Outstanding

James M. Weyandt Trust Created Under the John P. Weyandt 2002 GRAT Dated 3/4/02(10)	2,052	*	2,052	—	*

Jaroslaw Glembocki 2001 Children’s Trust f.b.o Renee Glembocki(18)	1,333	*	1,333	—	*

Jaroslaw Glembocki 2001 Children’s Trust f.b.o Stefan Glembocki(18)	1,333	*	1,333	—	*

Jaroslaw Glembocki 2001 Revocable Trust dated August 24, 2001(18)	32,012	*	32,012	—	*

Jeffrey J. Weyandt 2002 Gift Trust u/a dated March 4, 2002(10)	544	*	544	—	*

Jeffrey J. Weyandt Trust Created Under the John P. Weyandt 2002 GRAT Dated 3/4/02(10)	1,744	*	1,744	—	*

John A. Weyandt 2002 Gift Trust u/a dated March 4, 2002(10)	544	*	544	—	*

John A. Weyandt Trust Created Under the John P. Weyandt 2002 GRAT Dated 3/4/02(10)	2,052	*	2,052	—	*

John P. Weyandt Revocable Trust(19)	25,653	*	25,653	—	*

Julie L. Weyandt 2002 Gift Trust u/a dated March 4, 2002(10)	544	*	544	—	*

Julie L. Weyandt Trust Created Under the John P. Weyandt 2002 GRAT Dated 3/4/02(10)	1,744	*	1,744	—	*

Donald E. Kennedy	2,555	*	2,555	—	*

Tsuyoshi Kobayashi	684	*	684	—	*

Mark H. Kryder	32,568	*	32,568	—	*

Jeffrey K. LaCroix	2,146	*	2,146	—	*

Michael Lakowicz	333	*	333	—	*

Donald Blane Larsen	138	*	138	—	*

Priscilla Dawn Larsen	138	*	138	—	*

Chun Lau	2,906	*	2,906	—	*

Chung Wee Lee	559	*	559	—	*

Loyalty Foundation(20)	94,438	*	94,438	—	*

Macleod Family Partnership(21)	4,547	*	4,547	—	*

Nigel Charles Macleod	10,244	*	10,244	—	*

Phillip Joseph Maher	1,260	*	1,260	—	*

David F. Marquardt Trust dated 3/4/92(22)	7,128	*	7,128	—	*

Geoffrey W. Mayer	86	*	86	—	*

Ralph R. McLaughlin	20,698	*	20,698	—	*

Larry McMannon	219	*	219	—	*

Jeffrey Bruce Nelson	4,134	*	4,134	—	*

Kuang Hua Ngu	1,784	*	1,784	—	*

				After the Offering
	Prior to the Offering
			Number of	Number of
	Number of	Percentage of	ADSs	ADSs	Percentage of
	ADSs	Ordinary	Shares	Shares	Ordinary
	Beneficially	Shares	Registered	Beneficially	Shares
Name of Selling Shareholder	Owned(1)	Outstanding	for Resale(2)	Owned	Outstanding

Michael Garth Orgill	333	*	333	—	*

Oxley Ventures LLLP (23)	13,982	*	13,982	—	*

Edward L. Parker, Jr.	681	*	681	—	*

Thomas S. Petersen	277	*	277	—	*

Glen A. Peterson	4,420	*	4,420	—	*

Pornchai Piemsomboon	17,158	*	17,158	—	*

Cathy Ann Pope	138	*	138	—	*

Rachel Anne Pope	138	*	138	—	*

Taylor Lorin Pope	138	*	138	—	*

Theodore Kyle Pope	138	*	138	—	*

Porter Venture Limited Partnership(24)	11,224	*	11,224	—	*

Andy S. Rappaport	3,564	*	3,564	—	*

Gary C. Rauch	3,410	*	3,410	—	*

Red Zone Holdings Limited Partnership(25)	26,109	*	26,109	—	*

Red Zone II Limited Partnership(25)	22,220	*	22,220	—	*

Richard J. Vigurs and Angela M. Vigurs Revocable Trust dated 7/15/1992(26)	494	*	494	—	*

Broderick W. Rogers	1,441	*	1,441	—	*

SAC Investments, L.P.(27)	1,399,911	1.51%	1,399,911	—	*

Charles M. Sander	46,761	*	46,761	—	*

Kwee Teck Say	2,263	*	2,263	—	*

Miran J. Sedlacek	2,087	*	2,087	—	*

George Seow Ewekeong	434	*	434	—	*

Doris Jeanette Sherwood	138	*	138	—	*

Norman Danny Sherwood	138	*	138	—	*

Sampan Silapanad	1,475	*	1,475	—	*

Silver Lake Investors Cayman, L.P.(28)	55,320	*	55,320	—	*

Silver Lake Partners Cayman, L.P.(28)	1,918,220	2.07%	1,918,220	—	*

Silver Lake Technology Investors Cayman, L.P.(28)	42,441	*	42,441	—	*

Robert M. Smith	3,314	*	3,314	—	*

Philip E. Soran	5,601	*	5,601	—	*

Staenberg Seagate Partners LLC(29)	23,609	*	23,609	—	*

Staenberg Venture Partners II, L.P. (29)	31,942	*	31,942	—	*

Stephen J. Luczo Revocable Trust dated January 26, 2001(25)	261,125	*	261,125	—	*

Steve & Kristie Genheimer Living Trust(30)	2,462	*	2,462	—	*

Stone Street Fund 2000 L.P.(11)	8,332	*	8,332	—	*

Jirapannee Supratya	1,619	*	1,619	—	*

				After the Offering
	Prior to the Offering
			Number of	Number of
	Number of	Percentage of	ADSs	ADSs	Percentage of
	ADSs	Ordinary	Shares	Shares	Ordinary
	Beneficially	Shares	Registered	Beneficially	Shares
Name of Selling Shareholder	Owned(1)	Outstanding	for Resale(2)	Owned	Outstanding

Jeremy Tennenbaum	15,554	*	15,554	—	*

The Mulvaney Family Trust dated 11/28/1995(31)	44,675	*	44,675	—	*

The Watkins Family Trust(32)	85,979	*	85,979	—	*

Townsend H. Porter 2004 Grantor Retained Annuity Trust u/a 6/1/04(10)	7,036	*	7,036	—	*

Townsend H. Porter 2004 Irrevocable FLITE Trust u/a/d dated December 17, 2004(10)	23,288	*	23,288	—	*

Ly Truong	5,944	*	5,944	—	*

Michelle C. Vilchuck	333	*	333	—	*

The Waite Family Trust U/T/D 12/21/89(33)	41,386	*	41,386	—	*

David J. Waite	1,666	*	1,666	—	*

Mark Edward Waite	1,666	*	1,666	—	*

Michael W. Waite	1,666	*	1,666	—	*

Patrick J. Waite	3,918	*	3,918	—	*

Joel Richard Weiss	2,705	*	2,705	—	*

Robert L. Wenner	2,112	*	2,112	—	*

Jeffrey J. Weyandt	307	*	307	—	*

John P. Weyandt	1,267	*	1,267	—	*

Julie L. Weyandt	307	*	307	—	*

Robert W. Whitmore	2,814	*	2,814	—	*

William Thomas Rowley Trust (34)	5,555	*	5,555	—	*

Mark G. Wilson	891	*	891	—	*

Wolf Pack Limited Partnership(35)	13,532	*	13,532	—	*

Cheong Phong Wong	2,374	*	2,374	—	*

New SAC(36)	116	*	116	—	*

*	Represents less than 1% of the BOBJ ADSs outstanding as of December 15, 2005. Percentage of ownership is calculated based on Rule 13d-3 of the Securities Act of 1934, using 92,584,460 ordinary shares as of December 15, 2005.

(1)	The amounts set forth in this column include the common shares beneficially owned by each selling shareholder as of January 13, 2006 (including options to purchase BOBJ ADSs that are exercisable as of January 13, 2006 or will become exercisable within sixty days hereof) as well as those ADSs that have been distributed as part of New SAC’s previously disclosed distribution strategy with respect to its holdings of BOBJ ADSs to the selling shareholders by New SAC made on January 3, 2006.

(2)	The amounts set forth in this column are the amounts of BOBJ ADSs that may be offered by each selling shareholder using this prospectus and represent those BOBJ ADSs that have been distributed as part of New SAC’s previously disclosed distribution strategy with respect to its holdings of BOBJ ADSs.

(3)	Lyndon Westerberg of JP Morgan Chase Bank has dispositive powers over the BOBJ ADSs.

(4)	Leann J. Sander who serves as trustee has dispositive powers over the BOBJ ADSs.

(5)	Patrick J. Waite who serves as trustee has dispositive powers over the BOBJ ADSs.

(6)	Donald L. Waite and Anna T. Waite, each of whom is a General Partner at ATW Family Partners, L.P., have dispositive powers over the BOBJ ADSs.

(7)	Pursuant to the applicable partnership agreements, David F. Marquardt, John R. Johnston and Andy S. Rappaport have dispositive powers over the BOBJ ADSs.

(8)	Thomas J. Frank, Jr., a managing director of Bessemer Trust Company, N.A, has dispositive powers over the BOBJ ADSs.

(9)	Mark Brewer and Beth Brewer, each of whom serves as trustee, have dispositive powers over the BOBJ ADSs.

(10)	Howard J. Rubin who serves as trustee has dispositive powers over the BOBJ ADSs.

(11)	The selling shareholder is an affiliate of Goldman, Sachs & Co., a registered broker-dealer. Goldman, Sachs & Co. serves as the investment manager of each of the Funds. The Principal Investment Area Investment Committee of Goldman, Sachs & Co. is responsible for making all investment and management decisions regarding BOBJ stock ownership for each of the Funds. As of July 15, 2005, the members of this committee consist of Peter M. Sacerdote, Richard A. Friedman, Joesph H. Gleberman, Henry Cornell, Richard S. Sharp, Sanjeev K. Mehra, Muneer A. Satter, Joe DiSabato, Adrian M. Jones, Peter G. Sachs, Scott Kapnick, Melina E. Higgins, Hsueh J. Sung, Ben I. Adler, Elizabeth C. Fascitelli, Sarah E. Smith, Stephen S. Trevor, Robert R. Gheewalla, Hughes B. Lepic, Gerald J. Cardinale and Sanjay H. Patel.

(12)	Bernard A. Carballo has dispositive powers over the BOBJ ADSs.

(13)	William L. Hudson who is a general partner has dispositive powers over the BOBJ ADSs.

(14)	Carol J. Weyandt and John P. Weyandt, each of whom serves as trustee, have dispositive powers over the BOBJ ADSs.

(15)	Carole M. Aszmann who serves as a trustee has dispositive powers over the BOBJ ADSs.

(16)	Michael J. McCabe who serves as a trustee has dispositive powers over the BOBJ ADSs.

(17)	ICP Management V, LLC has dispositive powers over the BOBJ ADSs.

(18)	Jaroslaw Glembocki who serves as a trustee has dispositive powers over the BOBJ ADSs.

(19)	John P. Weyandt who serves as a trustee has dispositive powers over the BOBJ ADSs.

(20)	Greg Kerfoot of the Loyalty Foundation has dispositive powers over the BOBJ ADSs.

(21)	Nigel Charles Macleod and Hilary Macleod, each of whom is a general partner of the Macleod Family Partnership, have dispositive powers over the BOBJ ADSs.

(22)	David F. Marquardt who serves as a trustee has dispositive powers over the BOBJ ADSs.

(23)	Joel Snead and Jay Sneed, each of whom serves as trustee, have dispositive powers over the BOBJ ADSs.

(24)	Townsend H. Porter who serves as a trustee has dispositive powers over the BOBJ ADSs.

(25)	Steve Luzco or Georgia Brint has dispositive powers over the BOBJ ADSs.

(26)	Richard John Vigurs who serves as a trustee has dispositive powers over the BOBJ ADSs.

(27)	TPG SAC Advisors III Corp. is the general partner of TPG SAC GenPar III, L.P., which is the general partner of SAC Investments, L.P., which will own the BOBJ Resale Shares directly. TPG SAC Advisors III Corp. disclaims beneficial ownership of such shares. The shareholders of TPG SAC Advisors III Corp. are David Bonderman, James G. Coulter, William S. Price, III., Justin Chang and John Marren. The shareholders of TPG SAC Advisors III Corp. may be deemed to share voting and/or dispositive powers with respect to BOBJ Resale Shares. However, each of the shareholders of TPG SAC Advisors III Corp. disclaims beneficial ownership of such shares.

(28)	The general partner of the selling shareholder is Silver Lake Technology Associates Cayman, L.P. (“SLTA Cayman”). The general partner of SLTA Cayman is Silver Lake (Offshore) AIV GP, Ltd. (“Offshore AIV GP”). The shareholders of Offshore AIV GP are Alan Austin, James Davidson, Glenn Hutchins, David Roux and Integral Capital Partners SLP, LLC (collectively, the “Offshore Shareholders”). Each of the

Offshore Shareholders disclaims beneficial ownership of the BOBJ Resale Shares beneficially owned by the selling shareholder, except to the extent of any pecuniary interest therein.

(29)	Don Staenberg has dispositive powers over the BOBJ ADSs.

(30)	Steve Genheimer who serves as a trustee has dispositive powers over the BOBJ ADSs.

(31)	Thomas F. Mulvaney and Karen G. Mulvaney, each of whom serves as trustee, have dispositive powers over the BOBJ ADSs.

(32)	Denise P. Watkins and William D. Watkins, each of whom serves as trustee, have dispositive powers over the BOBJ ADSs.

(33)	Donald L Waite and Anna T. Waite, each of whom serves as trustee, have dispositive powers over the BOBJ ADSs.

(34)	William Thomas Rowley who serves as a trustee has dispositive powers over the BOBJ ADSs.

(35)	Denise P. Watkins and William D. Watkins have dispositive powers over the BOBJ ADSs.

(36)	The number listed above represents fractional shares to be distributed by New SAC.

PLAN OF DISTRIBUTION
       The ADSs are being registered to permit public secondary trading of these securities by the holders thereof from time to time after the date of this prospectus and to facilitate the continued orderly disposition of our ADSs held by New SAC. We will not receive any of the proceeds from the sale of the ADSs by the selling shareholder. New SAC, as selling shareholder, will receive all of the proceeds from the sale of the ADSs being offered through this prospectus. New SAC has advised us that it intends to distribute the proceeds received in this offering to its shareholders and does not intend to reinvest the proceeds in Business Objects S.A. We have agreed to keep the registration statement of which this prospectus forms a part open until January 3, 2007.
       New SAC, our largest shareholder, has stated that it has suspended any further significant sales of ADSs and intends to dispose of its remaining shares through a distribution to its more than 200 shareholders. New SAC expects to complete the distribution of an aggregate of 6.3 million ADSs by January 2006. Offers to the public by the selling shareholders of the approximately 6.3 million ADSs distributed by New SAC may be made pursuant to the registration statement of which this prospectus supplement forms a part.
       The selling shareholder and its pledgees, assignees, donees, or other successors in interest who acquire their shares after the date of this prospectus, may sell the ADSs directly to purchasers or through underwriters, broker-dealers or agents.
       If underwriters are used in a firm commitment underwriting, we and the selling shareholder will execute an underwriting agreement with those underwriters relating to the ADSs that the selling shareholder will offer. Unless otherwise set forth in a prospectus supplement, the obligations of the underwriters to purchase these ADSs will be subject to conditions. The underwriters, if any, will purchase the ADSs on a firm commitment basis and will be obligated to purchase all of these ADSs.
       The ADSs subject to the underwriting agreement will be acquired by the underwriters for their own account and may be resold by them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from the purchasers of these ADSs for whom they may act as agent. Underwriters may sell these ADSs to or through dealers. These dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.
       The selling shareholder may authorize underwriters to solicit offers by institutions to purchase the ADSs subject to the underwriting agreement from the selling shareholder at the public offering price stated in a prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. If the selling shareholder sells ADSs pursuant to these delayed delivery contracts, the prospectus supplement will state that as well as the conditions to which these delayed delivery contracts will be subject and the commissions payable for that solicitation.
       The applicable prospectus supplement will set forth whether or not underwriters may over-allot or effect transactions that stabilize, maintain or otherwise affect the market price of the ADSs at levels above those that might otherwise prevail in the open market, including, for example, by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. Underwriters are not required to engage in any of these activities, or to continue such activities if commenced.
       If dealers are utilized in the sale of ADSs, the selling shareholder will sell such ADSs to the dealers as principals. The dealers may then resell such ADSs to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in a prospectus supplement, if required.
       The selling shareholder may also sell ADSs through agents designated by them from time to time. We will name any agent involved in the offer or sale of the ADSs and will list commissions payable by the selling shareholder to these agents in a prospectus supplement, if required. These agents will be acting on a best efforts basis to solicit purchases for the period of its appointment, unless we state otherwise in any required prospectus supplement.
       The selling shareholder may sell any of the ADSs directly to purchasers. In this case, the selling shareholder may not engage underwriters or agents in the offer and sale of these ADSs.
       We and the selling shareholder may indemnify underwriters, dealers or agents who participate in the distribution of securities against certain liabilities, including liabilities under the Securities Act and agree to contribute to payments which these underwriters, dealers or agents may be required to make.
       The ADSs may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or at negotiated prices. Sales may be effected in transactions, which may involve block transactions or crosses:

•	on any national securities exchange or quotation service on which the ADSs may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on exchanges or quotation services or in the over-the-counter market;

•	through the exercise of purchased or written options; or

•	through any other method permitted under applicable law.
       In connection with sales of the ADSs or otherwise, the selling shareholder may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the ADSs in the course of hedging the positions they assume. The selling shareholder may also sell short the ADS and deliver the ADSs to close out short positions, or loan or pledge the ADSs to broker-dealers that in turn may sell the ADSs.
       The aggregate proceeds to the selling shareholder from the sale of the ADSs offered by the selling shareholder hereby will be the purchase price of the ADSs less discounts and commissions, if any. The selling shareholder reserves the right to accept and, together with its agents from time to time, to reject, in whole or in part, any proposed purchase of ADSs to be made directly or through agents.
       In order to comply with the securities laws of some states, if applicable, the ADSs may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the ADSs may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.
       The selling shareholder and any underwriters, broker-dealers or agents that participate in the sale of the ADS may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the ADSs may be underwriting discounts and commissions under the Securities Act. Any selling shareholder who is an “underwriter” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling shareholder has acknowledged that it understands its obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M.

       We are not aware of any plans, arrangements or understandings between the selling shareholder and any underwriter, broker-dealer or agent regarding the sale of the ADSs by the selling shareholder. We do not assure you that the selling shareholder will sell any or all of the ADSs offered by it pursuant to this prospectus. In addition, we do not assure you that the selling shareholder will not transfer, devise or gift the ADSs by other means not described in this prospectus. Moreover, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.
       Pursuant to a stockholders agreement with New SAC, we granted New SAC certain registration rights pertaining to ADSs held by it. The agreement provides for indemnification of the selling shareholder by us and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the ADSs, including liabilities under the Securities Act. We have agreed, among other things, to bear all expenses payable by us (other than depositary expenses) in connection with the registration and sale of the ADSs covered by this prospectus, except in specified circumstances. We estimate that the expenses for which we will be responsible in connection with filing this registration statement will be approximately $900,000.
French Selling Restrictions
       This prospectus or any related documents are not being distributed in the context of a public offering in France within the meaning of Article L. 411-1 of the French Monetary and Financial Code (Code monétaire et financier), and thus this prospectus has not been and will not be submitted to the AMF for approval (“Visa”) in France, and accordingly, may not and will not be distributed to the public in France.
       New SAC and we have represented and agreed that we have not offered or sold and will not offer or sell, directly or indirectly, any ADSs or ordinary shares to the public in France and have not distributed or caused to be distributed and will not distribute or cause to be distributed to the public in France the prospectus or any other offering material relating to the offering of the ADSs or Ordinary Shares and that such offers, sales and distributions have been and will be made in France only (a) to qualified investors (investisseurs qualifiés) and/or to a restricted group of investors (cercle restreint d’investisseurs), in each case, acting for their own account, all as defined in and in accordance with Articles L. 411-2, D. 411-1 and D. 411-2 of the French Monetary and Financial Code, and/or (b) persons providing portfolio management investment services acting for third parties.
       This prospectus is not to be further distributed or reproduced (in whole or in part) in France by the recipients of this prospectus and the prospectus has been distributed with the understanding that such recipients of this prospectus will only participate in the issue or sale of the ADSs or Ordinary Shares for their own account and undertake not to transfer, directly or indirectly, the ADSs or ordinary shares to the public in France, other than in compliance with all applicable laws and regulations, in particular with Articles L. 411-1 and L. 411-2 of the French Monetary and Financial Code.

American Depositary Shares
Representing 15,887,329 Ordinary Shares

       This prospectus relates to 15,887,329 of our American depositary shares, or ADSs, that may be offered and sold from time to time by New SAC, which is a shareholder of Business Objects, S.A. These ADSs, which each represent one Ordinary Share of Business Objects, S.A., were issued to New SAC in connection with our acquisition in December 2003 of all of the outstanding capital stock of Crystal Decisions, Inc., referred to herein as the acquisition. We paid aggregate consideration to all shareholders of Crystal Decisions, including, but not limited to New SAC, of $307.6 million in cash and the issuance of 23.3 million of our ADSs. Our ADSs issued to New SAC in the acquisition were issued pursuant to a registration statement on Form S-4, which was declared effective under requirements of the Securities Act of 1933, as amended; however, the selling shareholder is our affiliate.
       New SAC will receive all of the net proceeds from any sale of the ADSs under this prospectus and will pay all brokerage fees and selling commissions, if any, applicable to the sale of the ADSs. We will not receive any proceeds from the sale of ADSs by New SAC.
       On June 23, 2005, we filed another registration statement on Form S-3 (333-126082), as amended by Amendment No.1 thereto filed with the Commission on August 9, 2005 and Amendment No.2 thereto filed with the Commission on October 24, 2005, under which we are registering the sale of 2,500,000 of our Ordinary Shares to the Business Objects Employee Benefits Sub-Plan Trust pursuant to our 2001 Stock Incentive Plan — Subsidiary Stock Incentive Sub-Plan. The selling shareholder under the offering hereunder, New SAC, will not receive any proceeds from the sale of shares under the 2001 Stock Incentive Plan — Subsidiary Stock Incentive Sub-Plan registration statement, and we and our employees, other than those employees who may be shareholders of New SAC, will not receive any of the proceeds of the sale of shares under the offering hereunder.
       Our ADSs are listed on The Nasdaq National Market under the symbol “BOBJ.” On October 21, 2005, the closing sales price of our ADSs as reported by The Nasdaq National Market was $33.02 per share. Our Ordinary Shares are listed on the Eurolist by Euronexttm (Compartment A) of Euronext Paris under the ISIN code FR0004026250. On October 21, 2005, the closing sales price of our Ordinary Shares on the Eurolist by Euronext was €27.65.
       You should consider carefully the risk factors beginning on page 3 of this prospectus before purchasing any of our ADSs offered under this prospectus.

       Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus Dated October 26, 2005.

       You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling shareholder is offering to sell, and seeking offers to buy, the shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares.

PROSPECTUS SUMMARY
       The following summary may not contain all the information that many be important to you. You should read the following summary, together with the more detailed information regarding our company, especially the “Risk Factors” section and the documents incorporated by reference into this prospectus, including the more detailed information in our consolidated financial statements and notes to those statements, before deciding to invest in shares of our ADSs or the Ordinary Shares which they represent.
Business Objects S.A.
       We are the world’s leading independent provider of business intelligence software and services, which we refer to in this document as “Business Intelligence” solutions. We develop, market, distribute and provide services for software that enables organizations to track, understand and manage enterprise performance within and beyond the enterprise. Organizations use our software to gain better insight into their business, improve decision making and optimize enterprise performance. Our business intelligence platform, BusinessObjects XI, offers a single platform for enterprise reporting, query and analysis, performance management and data integration. We have also built one of the industry’s largest partner communities, with more than 3,000 partners worldwide. In addition, we offer consulting and education services to help customers effectively deploy their business intelligence projects.
       On December 11, 2003, we acquired Crystal Decisions, Inc., a company that made enterprise reporting software, and several related entities, collectively “Crystal Decisions,” and subsequent to December 11, 2003, the former operations of Crystal Decisions became part of our consolidated business and financial results.
       The ADSs are being registered to permit public secondary trading of these securities by the holders thereof from time to time after the date of this prospectus and to facilitate the continued orderly disposition of our ADSs held by New SAC. We will not receive any of the proceeds from the sale of the ADSs by the selling shareholder. New SAC, as selling shareholder, will receive all of the proceeds from the sale of the ADSs being offered through this prospectus. New SAC has advised us that it intends to distribute the proceeds received in this offering to its shareholders and does not intend to reinvest the proceeds in Business Objects S.A.
Corporate Information
       We were incorporated in France in 1990. Our principal executive offices are located at 157-159 rue Anatole France, 92300 Levallois-Perret, France and 3030 Orchard Parkway, San Jose, California 95134. Our website is www.businessobjects.com. Information contained on, or accessible through, our website is not part of this registration statement. You may obtain copies of the reports we file with the Securities and Exchange Commission, or SEC, from our website.
United States Market Information
       Our ADSs are listed on The Nasdaq National Market under the symbol “BOBJ.”
       We sponsor a program that provides for the trading of our ordinary shares in the United States in the form of ADSs. Each ADS represents one ordinary share placed on deposit with The Bank of New York, as depositary, and is issued and delivered by the depositary through its principal office in New York City at 101 Barclay Street, New York, New York, 10286. Under the terms of the Amended and Restated Deposit Agreement dated October 15, 2003, ordinary shares may also be deposited with the Paris office of BNP Paribas Securities Services, as custodian, or any successor or successors to such custodian. The depositary provides a variety of services to our investors.

French Market Information
       In February 2005, Euronext Paris S.A. restructured its stock exchanges. Our Ordinary Shares were listed on the Premier Marché of Euronext Paris S.A. from November 1999 to February 2005. The Premier Marché was a regulated market that was managed and operated by Euronext Paris S.A.
       Since February 21, 2005, all securities previously traded on the Premier, Second and Nouveau Marchés are listed and traded on a single market known as the “Eurolist by Euronext,” which is operated by Euronext Paris S.A. Euronext Paris transferred securities listed on the Premier, Second and Nouveau Marchés to Eurolist by Euronext after the trading day on February 18, 2005. The companies listed on Euronext’s single market are now displayed in alphabetical order, further organized by market capitalization. Our Ordinary Shares are listed under the ISIN code FR0004026250, symbol “BOB”. In accordance with Euronext Paris S.A. rules, as modified, the shares issued by listed companies are classified in three compartment groups, according to set criteria:

•	Compartment A — companies with a market capitalization above €1 billion;

•	Compartment B — companies with a market capitalization between €150 million and up to and including €1 billion;

•	Compartment C — companies with a market capitalization below €150 million.
       Our Ordinary Shares are classified in Compartment A of the Eurolist by Euronext.
       All trading on the Eurolist by Euronext market is performed on a cash settlement basis on the third trading day following the trade. However, a Deferred Settlement Service (Service à Réglement Différé, or SRD) allows investors who elect this service to benefit from leverage and other special features of the previous monthly settlement market. The service is only available for trades in securities of companies that have both a total market capitalization of at least €1 billion and represent a minimum daily average trading volume of €1 million and which are normally cited on a list published by Euronext Paris S.A. Investors in shares eligible for SRD can elect on the determination date (date de liquidation), which is, at the latest, the fifth trading day before the end of the month, either to settle the trade by the last trading day of the month or to pay an additional fee and postpone the settlement decision to the determination date of the following month. Our Ordinary Shares are eligible for the SRD.
       Ownership of equity securities traded on a deferred settlement basis is considered to have been transferred only after they have been registered in the purchaser’s account. In accordance with French securities regulations, any sale of securities executed on a deferred settlement basis during the month in which a dividend occurs is deemed to take place after payment of the dividend. The account of the purchaser having purchased the securities prior to the date of the dividend payment, but during the month of a dividend payment date, is credited with an amount equal to the dividend paid and the seller’s account is debited by the same amount.
       Prior to any transfer of securities held in registered form on Eurolist by Euronext, the securities must be converted into bearer form and accordingly inscribed in an account maintained by an accredited intermediary with Euroclear France S.A., a registered settlement organization. Transactions in securities are initiated by the owner giving instructions (through an agent, if appropriate) to the relevant accredited intermediary. Trades of securities listed on Eurolist by Euronext are cleared by LSH Clearnet S.A. via Clearing 21 and settled through Euroclear France S.A. using a continuous net settlement system. A fee or commission is payable to the broker-dealer or other agent involved in the transaction.

RISK FACTORS
       We operate in a rapidly changing environment that involves numerous risks and uncertainties. Before you invest in any of our securities, you should be aware of various risks to which we may be subject, including those described below. The following risks and uncertainties may have a material and adverse effect on our business, financial condition or results of operations. You should carefully consider these risks and uncertainties, together with all of the other information included or incorporated by reference in this prospectus before you decide whether to purchase any of our securities. If any of the risks or uncertainties we face were to occur, the trading price of our securities could decline, and you may lose all or part of your investment.
Risks Related to Our Business
Our quarterly operating results have been and will continue to be subject to fluctuations.
       Historically, our quarterly operating results varied substantially from quarter to quarter, and we anticipate that this will continue. This fluctuation occurs principally because our net license fees vary from quarter to quarter, while a high percentage of our operating expenses are relatively fixed and are based on anticipated levels of revenues. While the variability of our net license fees is partially due to factors that would influence the quarterly results of any company, our business is particularly susceptible to quarterly variations because:

•	we typically receive a substantial amount of our revenues in the last weeks of the last month of a quarter, rather than evenly throughout the quarter;

•	many of our customers may wait until their fourth quarter, the end of their annual budget cycle, before deciding whether to purchase new software;

•	economic activity in Europe generally slows during the summer months;

•	customers may delay purchase decisions in anticipation of (i) changes to our product line, (ii) new products or platforms, (iii) product enhancements or (iv) in response to announced pricing changes by us or our competitors;

•	our revenues typically vary based on the mix of products and services and the amount of consulting services that our customers order, and we expect this trend to continue for the foreseeable future;

•	we depend, in part, on large orders and any delay in closing a large order may result in the realization of potentially significant net license fees being postponed from one quarter to the next; and

•	our revenues are typically sensitive to the timing of offers of new products that successfully compete with our products on the basis of functionality, price or otherwise, and we expect this trend to continue for the foreseeable future.
       General market conditions and other domestic or international macroeconomic and geopolitical factors unrelated to our performance also affect our quarterly revenues and operating results. For these reasons, quarter to quarter comparisons of our revenues and operating results may not be meaningful and you should not rely on them as an indication of our future performance.
We may be unable to sustain or increase our profitability.
       While we were profitable in our most recent quarters and fiscal year, our ability to sustain or increase profitability on a quarterly or annual basis will be affected by changes in our business and the demand for our products. We expect our operating expenses to increase as our business grows, and we anticipate that we will make investments in our business. Therefore, our results of operations will be harmed if our revenues do not increase at a rate equal to or greater than the rate of our expenditures or if our revenues are insufficient for us to sustain profitability.
Our revenues may be unpredictable due to the recent release of our BusinessObjects XI product, which integrates our existing Business Objects and Crystal Decisions product lines, and the expected end of life of our separate, existing Business Objects and Crystal Decisions products.
       In the past, customers have deferred purchase decisions as the expected release date of our new products has approached. In addition, customers have generally delayed making purchases of the new product to permit them to undertake a more complete evaluation of the new product or until industry analysts have commented upon the products. We released the Microsoft Windows version of BusinessObjects XI in December 2004 and by the end of June 2005, had released all related products on this platform in all supported languages. BusinessObjects XI could be particularly susceptible to deferred or delayed orders, since it represents the integration of our former stand-alone Business Objects and Crystal Decisions product lines. Some customers may delay purchasing Business Objects XI until this new product is available in their desired configuration or until third party opinion is widely available.
       Any customer hesitation could result in purchase delays from one quarter to the next, causing quarterly orders and associated shipments and revenues to vary more significantly during this transition than we have previously experienced. The impact on revenues of the introduction of BusinessObjects XI may be exacerbated or reduced by normal seasonal spending patterns. We have implemented programs and incentives to try to mitigate these expected fluctuations, but we cannot provide any assurance that these programs will be effective. Our customers can elect to continue to use stand-alone products for some time and we may not be able to convince them to adopt our combined product. As a result, we may have to continue to support multiple products for a period of time.
       In addition, we anticipate that the pattern of adoption of BusinessObjects XI by existing customers, and the related impact on our revenues, may not be consistent with the patterns we have previously experienced because we have announced that the old Business Objects and Crystal Decisions’ products will transition to end of life over the next eighteen months. Existing customers will be deciding whether and when to transition to the integrated BusinessObjects XI product, which may be viewed by them as a more significant decision about how to manage their Business Intelligence platform. We cannot anticipate whether the product transition will result in a prolonged adoption cycle for BusinessObjects XI or what the impact will be on maintenance revenues for the existing Business Objects and Crystal Decisions’ products prior to their end of life.
Charges to earnings resulting from our acquisition of Crystal Decisions and additional restructuring and operating expenses may adversely affect the market value of our shares.
       We accounted for our acquisition of Crystal Decisions using the purchase method of accounting in accordance with generally accepted accounting principles as applied in the United States, or U.S. GAAP. The portion of the estimated purchase price allocated to acquired in-process research and development was expensed in the three months ended December 31, 2003.
       We expect to incur additional amortization expense over the useful lives of certain other intangible assets acquired in connection with the acquisition, which will reduce our operating results through 2008. In addition, we recorded goodwill of $978.0 million in connection with the acquisition. If this goodwill, other intangible assets with indefinite lives or other assets acquired in the acquisition become impaired, we may be required to incur material charges. Any significant impairment charges will have a negative effect on our operating results and could reduce the market price of our shares.

       We incurred $2.2 million in restructuring expenses during 2004, but do not expect to incur any significant additional restructuring expenses in 2005. These and any additional restructuring or operating expenses and charges could adversely affect our results of operations.
If we overestimate revenues, and are unable to sufficiently reduce our expenses in any quarter, this could have a negative impact on our quarterly results of operations.
       Our revenues are difficult to forecast and are likely to fluctuate significantly from quarter to quarter. Our estimates of sales trends may not correlate with actual revenues in a particular quarter or over a longer period of time. Variations in the rate and timing of conversion of our sales prospects into actual licensing revenues could prevent us from planning or budgeting accurately, and any resulting variations could adversely affect our financial results. In particular, delays or reductions in amount or cancellation of customers’ purchases would adversely affect the overall level and timing of our revenues, which could then harm our business, results of operations and financial condition.
       In addition, because our costs will be relatively fixed in the short term, we may be unable to reduce our expenses to avoid or minimize the negative impact on our quarterly results of operations if anticipated revenues are not realized. As a result, our quarterly results of operations could be worse than anticipated.
Changes to current accounting policies could have a significant effect on our reported financial results or the way in which we conduct our business.
       We prepare our financial statements in conformity with U.S. GAAP, which is a body of guidance that is subject to interpretation or influence by the American Institute of Certified Public Accountants, the Public Company Accounting Oversight Board, the SEC and various bodies formed to interpret and create appropriate accounting policies. Until and including 2004, we also prepared financial statements in accordance with generally accepted accounting principles as applied in France, or French GAAP, according to French law. Effective January 1, 2005, our consolidated French financial statements are prepared in conformity with International Financial Reporting Standards, or the IFRS, whereas our statutory financial statements continue to be prepared under French GAAP. The International Accounting Standards Board, which is the body formed to create the international standards, has undertaken a convergence program to eliminate a variety of differences between IFRS and U.S. GAAP. The most significant differences between U.S. GAAP and IFRS applicable to us relate to the treatment of stock-based compensation expense and the accounting for treasury shares related to a prior acquisition. For our consolidated financial statements prepared in accordance with IFRS, our previously reported results were required to be restated in accordance with IFRS. The opening balance sheet as of January 1, 2004 and the balance sheet as of December 31, 2004 and income statements thereafter, prepared in accordance with the IFRS will be filed in October 2005 in the BALO (Bulletin des Announces Légales Obligatoires) in France. The opening balance sheet as of January 1, 2004, prepared in accordance with IFRS was filed on April 26, 2005 with the Autorité des marchés financiers, or the AMF, in France in our 2004 Document de Référence under No. R.05-049. Our accounting policies that recently have been or may in the future be affected by the changes in the accounting rules are as follows:

•	software revenue recognition;

•	accounting for stock-based compensation;

•	accounting for variable interest entities;

•	accounting for business combinations;

•	accounting for goodwill and other intangible assets;

•	accounting for uncertain tax positions; and

•	earnings per share.

       Changes in these or other rules, or scrutiny of current practices, may have a significant adverse effect on our reported operating results or the way in which we conduct our business.
The requirement to expense stock options in our income statement could have a significant adverse effect on our reported results, and we do not know how the market will react to any such reduced earnings.
       In December 2004, the final statement FAS 123R, Share-Based Payment, was issued. This final standard replaces the existing requirements and requires that all forms of share-based payments to employees, including employee stock options, employee stock purchase plans, warrants and restricted stock be treated the same as other forms of compensation by recognizing the related cost in the statements of income. FAS 123R requires that such transactions be accounted for using a fair-value based method. FAS 123R is effective for annual periods beginning after June 15, 2005, and for interim periods thereafter. In accordance with International Financial Reporting Standard, IFRS 2, “Share-Based Payment”, we are required for our French consolidated and statutory financial reporting requirements to report the expense associated with stock-based compensation in our statements of income commencing on January 1, 2005.
       We continue to assess the impact that the adoption of FAS 123R will have on our results of operations and financial position. In addition, our effective tax rate will be adversely affected by the adoption of the final standard to the extent to which we are unable to record a tax benefit on the stock-based compensation expense. While most forms of stock-based compensation are non-cash charges and the expensing of stock-based awards will impact all companies who have stock-based compensation plans, we cannot predict how investors will view this additional expense or our management of this expense via our compensation policy related to stock-based awards and, as such, our stock price may decline.
Our market is highly competitive, which could harm our ability to sell products and services and reduce our market share.
       The market in which we compete is intensely competitive, highly fragmented and characterized by changing technology and evolving standards. Our competitors may announce new products, services or enhancements that better meet the needs of customers. Increased competition may cause price reductions or a loss of market share, either of which could have a material adverse effect on our business, results of operations and financial condition.
       Additionally, we may face competition from many companies with whom we have strategic relationships, including Hyperion Solutions Corporation, International Business Machines Corporation, Microsoft Corporation, Oracle Corporation and SAP AG, all of whom offer business intelligence products that compete with our products. For example, Microsoft has extended its SQL server business intelligence platform to include reporting capabilities which compete with our enterprise reporting solutions. These companies could bundle their business intelligence software with their other products at little or no cost, giving them a potential competitive advantage over us. Because our products will be specifically designed and targeted to the business intelligence software market, we may lose sales to competitors offering a broader range of products.
Some of our competitors may have greater financial, technical, sales, marketing and other resources than we do. In addition, acquisitions of, or other strategic transactions by, our competitors could weaken our competitive position or reduce our revenues.
       Some of our competitors may have greater financial, technical, sales, marketing and other resources than we do. In addition, some of these competitors may enjoy greater name recognition and a larger installed customer base than we do. These competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements or devote greater resources to the development, promotion, sale and support of their products. In addition, some of our competitors may be more successful than we are in attracting and retaining customers. Moreover, some of our competitors, particularly companies that offer relational database management software systems, enterprise resource planning software systems and customer relationship management systems may have well established relationships with some of our existing and targeted customers. This competition could harm our ability to sell our products and services effectively, which may lead to lower prices for our products, reduced revenues and market share and, ultimately, reduced earnings.
       If one or more of our competitors were to merge or partner with another of our competitors, the change in the competitive landscape could adversely affect our ability to compete effectively. Furthermore, companies larger than ours could enter the market through internal expansion or by strategically aligning themselves with one of our competitors and providing products that cost less than our products. Our competitors may also establish or strengthen cooperative relationships with our current or future distributors, resellers, original equipment manufacturers or other parties with whom we have relationships, thereby limiting our ability to sell through these channels and reducing promotion of our products.
We may pursue strategic acquisitions and investments that could have an adverse effect on our business if they are unsuccessful.
       As part of our business strategy, we have acquired companies, technologies and product lines to complement our internally developed products. We expect that we will have a similar business strategy going forward. For example, in August 2005, we acquired SRC Software, Inc., a privately held vendor of financial planning and analysis software, and in October 2005 we agreed to acquire Infommersion, Inc., a privately held vendor of information visualization and presentation software. It is possible that the contemplated benefits of these or any future acquisitions may not materialize within the time periods or to the extent anticipated. Critical to the success of this strategy in the future and, ultimately, our business as a whole, is the orderly, effective integration of acquired businesses, technologies, product lines and employees into our organization. If this integration is unsuccessful, our business will suffer. There is also the risk that our valuation assumptions and models for an acquired product or business may be overly optimistic or incorrect if customers do not demand the acquired company’s products to the extent we expect, the technology does not function as we expect or the technology we acquire is the subject of infringement or trade secret claims by third parties.
We have strategic relationships with Microsoft, SAP and Oracle which, if terminated, could reduce our revenues and harm our operating results.
       We have strategic relationships with Microsoft, SAP and Oracle that enable us to bundle our products with those of Microsoft, SAP and Oracle, and we are also developing certain utilities and products to be a part of their products. We will have limited control, if any, as to whether Microsoft, SAP or Oracle will devote adequate resources to promoting and selling our products. For example, to date none of these partnerships has contributed significantly to our annual license revenues through these reseller activities. In addition, Microsoft, SAP and Oracle have designed their own Business Intelligence software and Microsoft is actively marketing its reporting product for its SQL server Business Intelligence platform. If Microsoft, SAP or Oracle reduces its efforts on our behalf or discontinues its relationship with us and instead develops a relationship with one of our competitors or increases its selling efforts of its own Business Intelligence software, our reputation as a technology partner with them could be damaged, and our revenues and operating results could decline.

We sell products only in the Business Intelligence software market; if sales of our products in this market decline, our operating results will be harmed.
       We generate substantially all of our revenues from licensing, support and services in conjunction with the sale of our products in the Business Intelligence software market. Accordingly, our future revenues and profits will depend significantly on our ability to further penetrate the Business Intelligence software market. If we are not successful in selling our products in our targeted market due to competitive pressures, technological advances by others or other reasons, our operating results will suffer.
If the market in which we sell Business Intelligence software does not grow as anticipated, our future profitability could be negatively affected.
       The Business Intelligence software market is still emerging, and our success depends upon the continued growth of this market. Our potential customers may:

•	not fully value the benefits of using Business Intelligence products;

•	not achieve favorable results using Business Intelligence products;

•	experience technical difficulty in implementing Business Intelligence products; or

•	use alternative methods to solve the problems addressed by Business Intelligence software.
       These factors may cause the market for Business Intelligence software not to grow as quickly or become as large as we anticipate, which may adversely affect our revenues.
Our software may have defects and errors that could lead to a loss of revenues or product liability claims.
       Our products and platforms are internally complex and may contain defects or errors, especially when first introduced or when new versions or enhancements are released. Despite extensive testing, we may not detect errors in our new products, platforms or product enhancements until after we have commenced commercial shipments. If defects and errors are discovered after commercial release of either new versions or enhancements of our products and platforms:

•	potential customers may delay purchases;

•	customers may react negatively, which could reduce future sales;

•	our reputation in the marketplace may be damaged;

•	we may have to defend product liability claims;

•	we may be required to indemnify our customers, distributors, original equipment manufacturers or other resellers;

•	we may incur additional service and warranty costs; and

•	we may have to divert additional development resources to correct the defects and errors, which may result in the delay of new product releases or upgrades.
       If any or all of the foregoing occur, we may lose revenues, incur higher operating expenses and lose market share, any of which could severely harm our financial condition and operating results.
We may have difficulties providing and managing large scale deployments, which could cause a decline or delay in recognition of our revenues and an increase in our expenses.
       We may have difficulty managing the timeliness of our large scale deployments and our internal allocation of personnel and resources on an ongoing basis. Any such difficulty could cause us to lose existing customers, face potential customer disputes or limit the number of new customers who purchase our products or services. This could cause a decline in or delay in recognition of revenues, and could cause us to increase our research and development and technical support costs, either of which could adversely affect our operating results.

       In addition, we generally have long sales cycles for our large scale deployments. During a long sales cycle, events may occur that could affect the size, timing or completion of the order. For example, the potential customer’s budget and purchasing priorities may change, the economy may experience a downturn or new competing technology may enter the marketplace, any of which could reduce our revenues.
Business disruptions could seriously harm our operations and financial condition and increase our costs and expenses.
       A number of factors, including natural disasters, computer viruses or failure to successfully upgrade and improve operational systems to meet evolving business conditions, could disrupt our business, which could seriously harm our revenues or financial condition and increase our costs and expenses. For example, some of our offices are located in potential earthquake or flood zones, which makes these offices, product development facilities and associated computer systems more susceptible to disruption.
       We currently have proprietary applications running key pieces of our manufacturing systems. These technologies were developed internally and we have only a small number of people who know and understand them. Should we lose those individuals before these systems can be replaced with non-proprietary solutions, we may experience business disruptions due to an inability to manufacture and ship product.
       In addition, experienced computer programmers and hackers may be able to penetrate our network security and misappropriate our confidential information or temporarily disrupt our operations. As a result, we could incur significant expenses in addressing problems created by security breaches of our own network. The costs to eliminate computer viruses and alleviate other security problems could be significant. The efforts to address these problems could result in interruptions, delays or cessation of our operations.
       We continually work to upgrade and enhance our computer systems and anticipate implementing several system upgrades during the coming years. Delay of such projects or the launch of a faulty application could harm our customer service levels. Failure to smoothly migrate existing systems to newer systems could cause business disruptions.
       Even short-term systems disruptions from any of the above mentioned or other causes could result in revenue disruptions, delayed product deliveries or customer service disruptions, which could result in decreases in revenues or increases in costs of operations.
While we believe that we currently have adequate internal control over financial reporting, we are exposed to risks from recent legislation requiring companies to evaluate internal control over financial reporting.
       Section 404 of the Sarbanes-Oxley Act of 2002 requires our management to report on and our independent registered public accounting firm to attest to the effectiveness of our internal control over financial reporting. We have an ongoing program to perform the system and process evaluation and testing necessary to comply with these requirements. This requirement first became effective for the year ended December 31, 2004, and neither we nor our independent registered public accounting firm has significant experience in complying or assessing compliance.
       We expect to continue to incur significant expenses and to devote additional resources to Section 404 compliance on an ongoing basis. In addition, it is difficult for us to predict how long it will take to complete the assessment of the effectiveness of our internal control over financial reporting each year and we may not be able to complete the process on a timely basis. In the event that our chief executive officer, chief financial officer or independent registered public accounting firm determine that our internal control over financial reporting is not effective as defined under

Section 404, we cannot predict how regulators will react or how the market prices of our shares will be affected.
We cannot be certain that our internal control over financial reporting will be effective or sufficient in the future.
       It may be difficult to maintain effective internal controls over our financial reporting for combined operations as we integrate acquired businesses. In addition, differences in existing controls of acquired businesses may result in weaknesses that require remediation when their internal controls over financial reporting are combined with ours. For example, we were required to integrate the financial reporting systems of Crystal Decisions with our existing systems in 2004 and, as a result of our acquisition of SRC Software, Inc., in August 2005, are currently integrating SRC’s systems with ours. Similarly, if we complete the acquisition of Infommersion we will be required to integrate Infommersion’s systems with ours. The integration of two compliant systems could result in a noncompliant system or an acquired company may have noncompliant systems. In either case, the effectiveness of our internal control may be impaired. Our ability to manage our operations and growth will require us to improve our operations, financial and management controls, as well as our internal control over financial reporting. We may not be able to implement improvements to our internal control over financial reporting in an efficient and timely manner and may discover deficiencies and weaknesses in existing systems and controls, especially when such systems and controls are tested by increased rate of growth or the impact of acquisitions.
       If we fail to maintain an effective system of internal controls or if management or our independent registered public accounting firm were to discover material weaknesses in our internal control systems we may be unable to produce reliable financial reports or prevent fraud and it could harm our results of operations and financial condition. This could result in a negative perception of our ability to operate in compliance with existing internal control rules and regulations and subsequently a decline in our stock price.
The software market in which we operate is subject to rapid technological change and new product introductions, which could negatively affect our product sales.
       The market for Business Intelligence software is characterized by rapid technological advances, evolving industry standards, changes in customer requirements and frequent new product introductions and enhancements. The emergence of new industry standards in related fields may adversely affect the demand for our products. To be successful, we must develop new products, platforms and enhancements to our existing products that keep pace with technological developments, changing industry standards and the increasingly sophisticated requirements of our customers. Introducing new products into our market has inherent risks including those associated with:

•	adapting third-party technology, including open source software;

•	successful education and training of sales, marketing and consulting personnel;

•	effective marketing and market acceptance;

•	proper positioning and pricing; and

•	product quality, including possible defects.
       If we are unable to respond quickly and successfully to these developments and changes, our competitive position could decline. In addition, even if we are able to develop new products, platforms or enhancements to our existing products, these products, platforms and product enhancements may not be accepted in the marketplace. Further, if we do not appropriately time the introduction or the announcement of new products or enhancements to our existing products, or if our competitors introduce or announce new products, platforms and product enhancements, our customers may defer or forego purchases of our existing products. In addition, we will have expended substantial resources without realizing the anticipated revenues that would have an adverse effect on our results of operations and financial condition.
We are currently a party to several lawsuits with MicroStrategy. The prosecution of these lawsuits could have a substantial negative impact on our business. Should MicroStrategy prevail, we may be required to pay substantial monetary damages or be prevented from selling some of our products.
       On October 17, 2001, we filed a lawsuit in the United States District Court for the Northern District of California against MicroStrategy for alleged patent infringement. The lawsuit alleged that MicroStrategy infringed our U.S. Patent No. 5,555,403 by making, using, offering to sell and selling MicroStrategy Versions 6.0, 7.0 and 7.0i. Our complaint requested that MicroStrategy be enjoined from further infringing the patent and sought an as-yet undetermined amount of damages. On June 27, 2003, MicroStrategy filed a motion for summary judgment that its products do not infringe our patent. On August 29, 2003, the District Court ruled that our patent was not literally infringed and that we were estopped from asserting the doctrine of equivalents and dismissed the case. We appealed the District Court’s judgment to the Court of Appeals for the Federal Circuit. On January 6, 2005, the Court of Appeals for the Federal Circuit decided that the District Court incorrectly concluded that MicroStrategy’s products did not violate our patent and determined that we were not precluded from arguing that MicroStrategy’s products were equivalent to a claim in U.S. Patent No. 5,555,403. The District Court heard summary judgment motions on June 10, 2005. On July 26, 2005, the District Court granted MicroStrategy’s motion for summary judgement of non-infringement. We filed a Notice of Appeal with the Court of Appeals for the Federal Circuit on August 19, 2005. We cannot reasonably estimate at this time whether a monetary settlement will be reached.
       On October 30, 2001, MicroStrategy filed an action for alleged patent infringement in the United States District Court for the Eastern District of Virginia against us and our subsidiary, Business Objects Americas. The complaint alleged that our software products, BusinessObjects Broadcast Agent Publisher, BusinessObjects Broadcast Agent Scheduler and BusinessObjects Infoview, infringed MicroStrategy’s U.S. Patent Nos. 6,279,033 and 6,260,050. In December 2003, the Court dismissed MicroStrategy’s claim of infringement on U.S. Patent No. 6,279,033 without prejudice. Trial on U.S. Patent No. 6,260,050 was scheduled to begin June 14, 2004. On June 7, 2004, the Court informed the parties that the Court was of the opinion that summary judgment should be granted in our favor as to non-infringement of MicroStrategy’s Patent No. 6,260,050 and canceled the trial. On August 6, 2004, the Court entered a formal opinion and order formalizing this decision. On September 3, 2004, MicroStrategy filed a Notice of Appeal with the Court of Appeals for the Federal Circuit. The Court of Appeals heard oral arguments on August 3, 2005, and took the matter under submission. We expect a ruling in late 2005 or in 2006.
       In April 2002, MicroStrategy obtained leave to amend its patent claims against us to include claims for misappropriation of trade secrets, violation of the Computer Fraud and Abuse Act, tortious interference with contractual relations and conspiracy in violation of the Virginia Code seeking injunctive relief and damages. On December 30, 2002, the Court granted our motion for summary judgment and rejected MicroStrategy’s claims for damages as to the causes of action for misappropriation of trade secrets, Computer Fraud and Abuse Act and conspiracy in violation of the Virginia Code. On October 28, 2003, the Court granted judgment as a matter of law in our favor and dismissed the jury trial on MicroStrategy’s allegations that we tortiously interfered with certain employment agreements between MicroStrategy and its former employees. The Court took MicroStrategy’s claim for misappropriation of trade secrets under submission. On August 6, 2004, the Court issued an order rejecting all of MicroStrategy’s claims for misappropriation of trade secrets except for finding that a former employee of ours had misappropriated two documents. The Court issued a limited injunction requiring us not to possess, use or disclose the two documents as to which it found misappropriation. The Court also denied MicroStrategy’s request for attorneys’ fees.

On September 3, 2004 MicroStrategy filed a Notice of Appeal with the Court of Appeals for the Federal Circuit appealing each of the rulings. The Court of Appeals heard oral arguments on August 3, 2005 and took the matter under submission. We expect a ruling in late 2005 or in 2006.
       On December 10, 2003, MicroStrategy filed an action for patent infringement against Crystal Decisions in the United States District Court for the District of Delaware. We became a party to this action when we acquired Crystal Decisions. The complaint alleged that the Crystal Decisions’ software products: Crystal Enterprise, Crystal Reports, Crystal Analysis and Crystal Applications, infringed MicroStrategy’s U.S. Patent Nos. 6,279,033, 6,567,796 and 6,658,432. MicroStrategy has since alleged that BusinessObjects XI, Crystal Reports XI and OLAP Intelligence XI, successors of the products initially accused, also infringe the patents named in the suit. The complaint seeks relief in the form of an injunction, unspecified damages, an award of treble damages and attorneys’ fees. The parties are currently engaged in extensive discovery and briefing of preliminary motions. The trial, which was scheduled to begin on November 7, 2005, has been postponed to May 30, 2006. We are defending this action vigorously. Should an unfavorable outcome arise, there can be no assurance that such outcome would not have a material adverse affect on our results of operations, liquidity, or financial position.
       We believe that we have meritorious defenses to MicroStrategy’s various allegations and claims in each of the suits and we intend to continue to vigorously to defend the actions. However, because of the inherent uncertainty of litigation in general, and the fact that the discovery related to certain of these suits is ongoing, we cannot assure you that we will ultimately prevail. Should MicroStrategy ultimately succeed in the prosecution of its claims, we could be permanently enjoined from selling some of our products and deriving related maintenance revenues. In addition, we could be required to pay substantial monetary damages to MicroStrategy.
       Litigation such as the suits MicroStrategy has brought against us can take years to resolve and can be expensive to defend. An adverse judgment, if entered in favor of any MicroStrategy claim, could seriously harm our business, results of operations and financial position and cause our stock price to decline substantially. In addition, the MicroStrategy litigation, even if ultimately determined to be without merit, will be time consuming to defend, divert our management’s attention and resources and could cause product shipment delays or require us to enter into royalty or license agreements. These royalty or license agreements may not be available on terms acceptable to us, if at all, and the prosecution of the MicroStrategy allegations and claims could significantly harm our business, financial position and results of operations and cause our stock price to decline substantially.
We are a party to litigation with Vedatech Corporation and, in the event of an adverse judgment against us, we may have to pay damages, which could adversely affect our financial position and results of operations.
       In November 1997, Vedatech commenced an action in the Chancery Division of the High Court of Justice in the United Kingdom against Crystal Decisions (UK) Limited, now a wholly owned subsidiary of Business Objects Americas. The liability phase of the trial was completed in March 2002, and Crystal Decisions prevailed on all claims except for the quantum meruit claim. The High Court ordered the parties to mediate the amount of that claim and, in August 2002, the parties came to a mediated settlement. The mediated settlement was not material to Crystal Decisions’ operations and contained no continuing obligations. In September 2002, however, Crystal Decisions received a notice that Vedatech was seeking to set aside the settlement. The mediated settlement and related costs were accrued in the Crystal Decisions’ consolidated financial statements. In April 2003, Crystal Decisions filed an action in the High Court of Justice seeking a declaration that the mediated settlement agreement is valid and binding. In connection with this request for declaratory relief Crystal Decisions paid the agreed settlement amount into the High Court.
       In October 2003, Vedatech and Mani Subramanian filed an action against Crystal Decisions, Crystal Decisions (UK) Limited and Susan J. Wolfe, then Vice President, General Counsel and

Secretary of Crystal Decisions, in the United States District Court, Northern District of California, San Jose Division, which alleged that the August 2002 mediated settlement was induced by fraud and that the defendants engaged in negligent misrepresentation and unfair competition. We became a party to this action when we acquired Crystal Decisions. In July 2004, the United States District Court, Northern District of California, San Jose Division granted the defendants’ motion to stay any proceedings before such court pending resolution of the matters currently submitted to the English High Court.
       In October 2003, Crystal Decisions (UK) Limited, Crystal Decisions (Japan) K.K. and Crystal Decisions filed an application with the High Court claiming the proceedings in United States District Court, Northern District of California, San Jose Division were commenced in breach of an exclusive jurisdiction clause in the settlement agreement and requesting injunctive relief to restrain Vedatech from pursuing the United States District Court proceedings. On August 3, 2004, the High Court granted the anti-suit injunction but provided that the United States District Court, Northern District of California, San Jose Division could complete its determination of any matter that may be pending. Vedatech and Mr. Subramanian made an application to the High Court for permission to appeal the orders of August 3, 2004, along with orders that were issued on May 19, 2004. On July 7, 2005, the Court of Appeals refused the application for permission to appeal. Following hearings which took place on July 16, 2005 and October 12, 2005 in the High Court (Chancery Division), a case management conference originally scheduled for October 21, 2005 was adjourned until on or after November 7, 2005.
       Although we believe that Vedatech’s basis for seeking to set aside the mediated settlement and its claims in the October 2003 complaint are meritless, the outcome cannot be determined at this time. If the mediated settlement were to be set aside, an ultimate damage award could adversely affect our results of operations, liquidity or financial position.
We are a party to litigation with Informatica and, in the event of an adverse judgment against us, we may have to pay damages or be prevented from selling some of our products, either of which could adversely affect our financial position and results of operations.
       On July 15, 2002, Informatica filed an action for alleged patent infringement in the United States District Court for the Northern District of California against Acta Technology, Inc. We became a party to this action when we acquired Acta in August 2002. The complaint alleged that the Acta software products infringed Informatica’s U.S. Patent Nos. 6,014,670, 6,339,775 and 6,208,990. On July 17, 2002, Informatica filed an amended complaint that alleged that the Acta software products also infringe U.S. Patent No. 6,044,374. The complaint seeks relief in the form of an injunction, unspecified damages, an award of treble damages and attorneys’ fees. We have answered the suit, denying infringement and asserting that the patents are invalid and other defenses. The parties are currently engaged in discovery. On August 2, 2005, the Court issued its claim construction order. The Court had previously vacated the August 16, 2004 trial date and no new trial date has been set. We are defending this action vigorously. Were an unfavorable outcome to arise, there can be no assurance that such outcome would not have a material adverse affect on our results of operations, liquidity or financial position.
       Although we believe that Informatica’s basis for its suit is meritless, the outcome cannot be determined at this time. Because of the inherent uncertainty of litigation in general and that fact that this litigation is ongoing, we cannot assure you that we will prevail. Should Informatica ultimately succeed in the prosecution of its claims, we could be permanently enjoined from selling some of our products and be required to pay damages.

We are a party to litigation with Decisions Warehouse. The prosecution of this lawsuit could have a substantial negative impact on our business. Should Decision Warehouse prevail, we may be required to pay substantial monetary damages.
       On September 29, 2004, Decision Warehouse Consultoria E Importacao Ltda. filed an action in the Superior Court for the State of California, County of Santa Clara against Business Objects Americas and Business Objects Do Brasil, Ltda. for unspecified damages alleging breach of contract, intentional interference with prospective economic advantage and contract relationships, misappropriation of trade secrets, promissory fraud and unlawful business practices. The parties are currently engaged in discovery. No trial date has been set. We intend vigorously to defend this action. Should an unfavorable outcome arise, there can be no assurance such outcome would not have a material adverse affect on our results of operations, liquidity or financial position.
       On December 22, 2004, Business Objects Americas and Business Objects Do Brasil, Ltda. filed a lawsuit in the Superior Court for the State of California, County of Santa Clara against Decision Warehouse Consultoria E Importacao Ltda. The lawsuit alleges violations of Brazilian copyright law, breach of contract, unfair business practices, account stated, open book account and for an accounting. Our complaint requested damages according to proof, “moral” damages under Brazilian law and award of sums found due after accounting. No trial date has been set.
We have committed to undertake certain internal practices in connection with handling of employee information.
       We announced on October 21, 2005, that, in a follow-on to a civil action in which MicroStrategy unsuccessfully sought damages for its claim that we misappropriated trade secrets, the Office of the U.S. Attorney for the Eastern District of Virginia decided not to pursue charges against us or our current or former officers or directors. We are taking steps to enhance our internal practices and training programs related to the handling of potential trade secrets and other competitive information. We will use an independent expert to monitor these efforts. If during the next two years, the Office of the U.S. Attorney concludes that we have not adequately fulfilled our commitments we could be subject to adverse regulatory action.
The protection of our intellectual property rights is crucial to our business and, if third parties use our intellectual property without our consent, our business could be damaged.
       Our success is heavily dependent on protecting intellectual property rights in our proprietary technology, which is primarily our software. It is difficult for us to protect and enforce our intellectual property rights for a number of reasons, including:

•	policing unauthorized copying or use of our products is difficult and expensive;

•	software piracy is a persistent problem in the software industry;

•	our patents may be challenged, invalidated or circumvented; and

•	our shrink-wrap licenses may be unenforceable under the laws of certain jurisdictions.
       In addition, the laws of many countries do not protect intellectual property rights to as great an extent as those of the United States and France. We believe that effective protection of intellectual property rights is unavailable or limited in certain foreign countries, creating an increased risk of potential loss of proprietary technology due to piracy and misappropriation. For example, we are currently doing business in the People’s Republic of China where the status of intellectual property law is unclear and we may expand our presence there in the future.
       Although our name, when used in combination with our previous logo, is registered as a trademark in France, the United States and a number of other countries, we may have difficulty asserting our trademark rights in the name “Business Objects” because some jurisdictions consider the name “Business Objects” to be generic or descriptive in nature. As a result, we may be unable to effectively police the unauthorized use of our name or otherwise prevent our name from becoming a part of the public domain. We are registering a new trademark associated with our name “Business Objects” in numerous jurisdictions. We have registrations pending in the following countries and territories: Argentina, Australia, Bahrain, Bolivia, Brunei, Canada, China, Costa Rica, European Union, India, Indonesia, Israel, Japan, Kuwait, Malaysia, Norway, the Philippines, Puerto Rico, Romania, Russia, South Africa, Vietnam, Thailand, Ukraine, and Venezuela. We have registrations published for opposition in the following countries and territories: Brazil, Chile, Colombia, Guatemala, Kenya, Saudi Arabia, Korea, New Zealand, UAE and the United States. We have registered our new trademark in the following countries and territories: Andorra, El Salvador, Hong Kong, Iceland, Jordan, Lebanon, Liechtenstein, Macao, Mexico, Monaco, Peru, Singapore, Switzerland and Taiwan. We may have difficulty registering our new trademark in some of these jurisdictions because it may be considered generic, descriptive or conflict with pre-existing marks in those jurisdictions. We also have other trademarks or service marks in use around the world, and we may have difficulty registering or maintaining these marks in some countries, which may require us to change our marks or obtain new marks.
       We also seek to protect our confidential information and trade secrets through the use of non-disclosure agreements with our contractors, vendors, and partners. However, there is a risk that our trade secrets may be disclosed or published without our authorization, and in these situations it may be difficult or costly for us to enforce our rights and retrieve published trade secrets.
       We sometimes contract with third parties to provide development services to us, and we routinely ask them to sign agreements which require them to assign intellectual property to us which is developed on our behalf. However, there is a risk that they will fail to disclose to us such intellectual property, or that they may have inadequate rights to such intellectual property. This could happen, for example, if they failed to obtain the necessary invention assignment agreements with their own employees.
       We are involved in litigation to protect our intellectual property rights, and we may become involved in further litigation in the future. This type of litigation is costly and could negatively impact our operating results.
Third parties have asserted that our technology infringes upon their proprietary rights, and others may do so in the future, which has resulted, and may in the future result, in costly litigation and could adversely affect our ability to distribute our products.
       From time to time, companies in the industry in which we compete receive claims that they are infringing upon the intellectual property rights of third parties. We believe that software products that are offered in our target markets will increasingly be subject to infringement claims as the number of products and competitors in the industry segment grows and product functionalities begin to overlap. For example, we are defending one patent infringement suit brought by Informatica, one brought by MicroStrategy against us and one brought by MicroStrategy against Crystal Decisions.
       The potential effects on our business operations resulting from third party infringement claims that have been filed against us and may be filed against us in the future include the following:

•	we would need to commit management resources in defense of the claim;

•	we may incur substantial litigation costs in defense of the claim;

•	we may have to expend significant development resources to redesign our products;

•	we may be required to enter into royalty and licensing agreements with such third party under unfavorable terms; and

•	we could be forced to cease selling or delay shipping our products should an adverse judgment be rendered against us.

       We may also be required to indemnify customers, distributors, original equipment manufacturers and other resellers for third-party products incorporated in our products if such third party’s products infringe upon the intellectual property rights of others. Although many of these third parties that are commercial vendors will be obligated to indemnify us if their products infringe the intellectual property rights of others, any such indemnification may not be adequate.
       In addition, from time to time, there have been claims challenging the ownership of open source software against companies that incorporate open source software into their products.
       We use selected open source software in our products and may use more open source software in the future. As a result, we could be subject to suits by parties challenging ownership of what we believe to be our proprietary software. We may also be subject to claims that we have failed to comply with all the requirements of the open source licenses. Open source licenses are more likely than commercial licenses to contain vague, ambiguous, or legally untested provisions, which increase the risks of such litigation. In addition, third parties may assert that the open source software itself infringes upon the intellectual property of others. Because open source providers seldom provide warranties or indemnification to us, in such event we may not have an adequate remedy against the open source provider.
       Any of this litigation could be costly for us to defend, have a negative effect on our results of operations and financial condition or require us to devote additional research and development resources to redesign our products or obtain licenses from third parties.
Our loss of rights to use software licensed from third parties could harm our business.
       We license software from third parties and sublicense this software to our customers. In addition, we license software from third parties and incorporate it into our products. In the future, we may be forced to obtain additional third party software licenses to enhance our product offerings and compete more effectively. By utilizing third party software in our business, we incur risks that are not associated with developing software internally. For example, third party licensors may discontinue or modify their operations, terminate their relationships with us, or generally become unable to fulfill their obligations to us. If any of these circumstances were to occur, we might be forced to seek alternative technology of inferior quality, which has lower performance standards or which might not be available on commercially reasonable terms. If we are unable to maintain our existing licenses or obtain alternate third party software licenses on commercially reasonably terms, our revenues could be reduced, our costs could increase and our business could suffer.
We depend on strategic relationships and business alliances for continued growth of our business.
       Our development, marketing and distribution strategies depend on our success to create and maintain long-term strategic relationships with major vendors, many of whom are substantially larger than us. These business relationships often consist of joint marketing programs or partnerships with original equipment manufacturers or value added resellers. Although certain aspects of these relationships are contractual in nature, many important aspects of these relationships depend on the continued cooperation of each party. Divergence in strategy, change in focus, competitive product offerings or contract defaults by any of these companies might interfere with our ability to develop, market, sell or support our products, which in turn could harm our business.
       No customer accounted for 10% or more of our total revenues for the three or six months ended June 30, 2005 or in any quarter in 2004. Although no single reseller currently accounts for more than 10% of our total revenues, if one or more of our large resellers were to terminate their co-marketing agreements with us it could have an adverse effect on our business, financial condition and results of operations. In addition, our business, financial condition and results of operations could be adversely affected if major distributors were to materially reduce their purchases from us.

       Our distributors and other resellers generally carry and sell product lines that are competitive with ours. Because distributors and other resellers generally are not required to make a specified level of purchases from us, we cannot be sure that they will prioritize selling our products. We rely on our distributors and other resellers to sell our products, report the results of these sales to us and to provide services to certain of the end user customers of our products. If the distributors and other resellers do not sell our products, report sales accurately and in a timely manner and adequately service those end user customers, our revenues and the adoption rates of our products could be harmed.
Our executive officers and key employees are crucial to our business, and we may not be able to recruit, integrate and retain the personnel we need to succeed.
       Our success depends upon a number of key management, sales, technical and other critical personnel, including our chief executive officer, John Schwarz, and our co-founder, Bernard Liautaud, who is our chairman of the board of directors and chief strategy officer, the loss of either of whom could adversely affect our business. The loss of the services of any key personnel or our inability to attract, integrate and retain highly skilled technical, management, sales and marketing personnel could result in significant disruption to our operations, including affecting the timeliness of new product introductions, hindrance of product development and sales efforts, degradation of customer service, as well as the successful completion of company initiatives and the results of our operations. For example, John Olsen, our chief operating officer, left the company in the third quarter of 2004 and we have not yet found a qualified replacement for him. Competition for such personnel in the computer software industry is intense, and we may be unable to attract, integrate and retain such personnel successfully.
We have multinational operations that are subject to risks inherent in international operations.
       We have significant operations outside of France and the United States including development facilities, sales personnel and customer support operations. For example, as of September 30, 2005 we relied on approximately 400 software developers in India through a contract development agreement. Our international operations are subject to certain inherent risks including:

•	technical difficulties and costs associated with product localization;

•	challenges associated with coordinating product development efforts among geographically dispersed development centers;

•	potential loss of proprietary information due to piracy, misappropriation, or laws that may be less protective of our intellectual property rights;

•	lack of experience in certain geographic markets;

•	longer payment cycles for sales in certain foreign countries;

•	seasonal reductions in business activity in the summer months in Europe and certain other countries;

•	the significant presence of some of our competitors in some international markets;

•	potentially adverse tax consequences;

•	import and export restrictions and tariffs;

•	foreign laws and other government controls, such as trade and employment restrictions;

•	management, staffing, legal and other costs of operating an enterprise spread over various countries;

•	political instability in the countries where we are doing business; and

•	fears concerning travel or health risks that may adversely affect our ability to sell our products and services in any country in which the business sales culture encourages face-to-face interactions.
       These factors could have an adverse effect on our business, results of operations and financial condition.
Fluctuations in exchange rates between the euro, the U.S. dollar and the Canadian dollar, as well as other currencies in which we do business, may adversely affect our operating results.
       We transact business in an international environment. As a result, we may experience substantial foreign exchange gains or losses due to the volatility of other currencies compared to the U.S. dollar. We incur Canadian dollar expenses that are substantially larger than our Canadian dollar revenues, and we generate a substantial portion of our revenues and expenses in currencies other than the U.S. dollar, including the euro and the British pound. We may experience foreign exchange gains and losses on a combination of events, including revaluation of foreign denominated amounts to the local currencies, gains or losses on forward or option contracts settled during and outstanding at period end and other transactions involving the purchase of currencies.
       As we report our results in U.S. dollars, the difference in exchange rates in one period compared to another directly impacts period to period comparisons of our operating results. Furthermore, currency exchange rates have been especially volatile in the recent past and these currency fluctuations may make it difficult for us to predict and/or provide guidance on our results.
       While we believe we have implemented certain strategies to mitigate risks related to the impact of fluctuations in exchange rates, we cannot ensure that we will not recognize gains or losses from international transactions, as this is part of transacting business in an international environment. Not every exposure is or can be hedged, and, where hedges are put in place based on expected foreign exchange exposure, they are based on forecasts which may vary or which may later prove to have been inaccurate. Failure to hedge successfully or anticipate currency risks properly could adversely affect our operating results. We cannot predict future currency exchange rate changes.
Our effective tax rate may increase or fluctuate, which could increase our income tax expense and reduce our net income.
       Our effective tax rate could be adversely affected by several factors, many of which are outside of our control. Our effective tax rate may be affected by the proportion of our revenues and income before taxes in the various domestic and international jurisdictions in which we operate. Our revenues and operating results are difficult to predict and may fluctuate substantially from quarter to quarter. We are also subject to changing tax laws, regulations and interpretations in multiple jurisdictions in which we operate, as well as the requirements of certain tax and other accounting body rulings. Since we must estimate our annual effective tax rate each quarter based on a combination of actual results and forecasted results of subsequent quarters, any significant change in our actual quarterly or forecasted annual results may adversely impact the computation of the estimated effective tax rate for the year. Our estimated annual effective tax rate may increase or fluctuate for a variety of reasons, including:

•	changes in forecasted annual operating income;

•	changes in relative proportions of revenues and income before taxes in the various jurisdictions in which we operate;

•	changes to the valuation allowance on net deferred tax assets;

•	changes to actual or forecasted permanent differences between book and tax reporting, including the tax effects of purchase accounting for acquisitions and non-recurring charges which may cause fluctuations between reporting periods;

•	impacts from any future tax settlements with state, federal or foreign tax authorities;

•	impacts from changes in tax laws, regulations and interpretations in the jurisdictions in which we operate, as well as the requirements of certain tax rulings; or

•	impacts from new FASB or IFRS requirements.
       Although we believe our estimates are reasonable, the ultimate tax outcome may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period.
We are subject to frequent tax audits, which may result in additional taxes.
       As a matter of course, we are regularly audited by various taxing authorities, and sometimes these audits result in proposed assessments where the ultimate resolution may result in additional taxes. The determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment. Despite our belief that our tax return positions are appropriate and supportable under local tax law, we believe certain positions may be challenged and that we may not succeed in realizing the anticipated tax benefit. Income taxes are recorded based on our determination of the probable outcome and specific reserves are recorded as necessary. We also evaluate these reserves each quarter and adjust the reserves and the related interest in light of changing facts and circumstances regarding the probability of realizing tax benefits, such as the progress of a tax audit or the expiration of a statute of limitations. Although we believe our estimates are reasonable, that our tax positions comply with applicable tax law, and that we have adequately provided for any known tax contingencies, the ultimate tax outcome may differ from the amounts recorded in our financial statements and may materially affect our financial results for either the period of our original estimate or for the period in which the determination of an unfavorable outcome is made.
       In addition, as a result of tax audits, we may become aware of required adjustments to previous tax provisions set up in connection with the acquisition of businesses. These balances are generally recorded through goodwill as part of the purchase price allocation and are adjusted in future periods to goodwill or intangibles instead of charges against the current statements of income. This treatment does not preclude the payment of additional taxes due, if assessed. For example, during April 2005, we received a notice of proposed adjustment from the Internal Revenue Service for the 2001 and 2002 fiscal year tax returns of Crystal Decisions and have submitted a Protest Letter. Income taxes related to the issues under audit were fully reserved as part of the original purchase price allocation, and are included in the income taxes payable balance on the condensed consolidated balance sheets at June 30, 2005 and December 31, 2004. We intend to defend our position vigorously. If we prevail, we will reverse the tax reserves and record a credit to goodwill. If we are not successful in defending our position, we expect this to have a negative impact on our cash and cash equivalents balance as the result of the payment of income taxes, but no material impact on our net income.
We have been named as a party to several class action lawsuits and shareholder derivative actions which could result in significant management time and attention, result in significant legal expenses and have a material adverse effect on our business, financial condition, results of operations and cash flows.
       Between June 2 and July 1, 2004, four purported class action complaints were filed in the United States District Courts for the Northern District of California, the Southern District of California, and the Southern District of New York against us and certain of our current and former officers and directors. The actions commenced in the courts for the Southern District of California and the Southern District of New York were transferred to the Northern District of California. All four actions were consolidated into one action in the Northern District of California and a consolidated amended compliant, or CAC, was filed in January 2005 seeking unspecified damages. The CAC alleged violations of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. The plaintiffs sought to represent a putative class of investors in our American depositary receipts, or (ADRs), who purchased the ADRs between April 23, 2003 and May 5, 2004, referred to as the Class Period. The complaint alleged that during that Class Period, we and the individual defendants made false or misleading statements in press releases and SEC filings regarding, among other things, our acquisition of Crystal Decisions, our Enterprise 6 product and our forecasts and financial results for the three months ended March 31, 2004. In February 2005, we and other defendants moved to dismiss the CAC. On July 27, 2005, the Court granted defendants’ motion to dismiss and granted plaintiffs 30 days to file an amended complaint. On September 8, 2005, the Court, pursuant to the parties’ stipulation, entered an order dismissing the action with prejudice and the matter was concluded.
Risks Related to Ownership of Our Ordinary Shares or ADSs
New SAC and certain of its affiliates own a substantial percentage of our shares and their interests could conflict with those of our other shareholders.
       New SAC and certain of its affiliates own a significant percentage of our company as a result of our acquisition of Crystal Decisions. As of October 3, 2005, New SAC and certain of its affiliates owned approximately 17.5% of our voting rights. The interests of these shareholders could conflict with those of our other shareholders. As a result of their ownership position, New SAC and these other parties collectively are able to significantly influence all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. Such concentration of ownership may also have the effect of delaying or preventing a change in control of our company.
Additional sales of our shares by New SAC and certain of its affiliates, our employees or issuances by us in connection with future acquisitions could adversely affect the market price of our shares.
       New SAC and certain of its affiliates have rights, subject to specified conditions, to require us to file a registration statement on its behalf to register for resale in us that shares they currently hold or to include such shares in registration statements we may file independently. In addition, New SAC can unilaterally distribute its shares in us to its shareholders. In October 2004, we filed a registration statement on Form S-3 with the SEC on behalf of New SAC, registering for resale up to 14,365,339 of our shares held by New SAC. In June 2005, we amended this registration statement and increased the number of shares eligible for resale thereunder from 14,365,339 to 15,887,329. If New SAC or, after any distribution by New SAC to its shareholders of the shares it holds in us, certain of its affiliates, resell a substantial number of these shares in a short period of time, this could cause the market price of our shares to decline. The perception among investors that these sales may occur could produce the same effect. In addition, if we were to include New SAC’s shares in a registration statement initiated by us, those additional shares could impair our ability to raise needed capital by depressing the price at which we could sell our shares. Furthermore, any resale by New SAC or its affiliates of a large number of its shares in us pursuant to an exemption from the registration requirements of the Securities Act such as through Rule 144, may cause the price of our shares to decline.
Provisions of our articles of association and French law could have anti-takeover effects and could deprive shareholders who do not comply with such provisions of some or all of their voting rights.
       Provisions of our articles of association and French law may impede the accumulation of our shares by third parties seeking to gain a measure of control over our company. For example, French law provides that any individual or entity (including a holder of ADSs) acting alone or in concert that becomes the owner of more than 5%, 10%, 15%, 20%, 25%, 33 1/3%, 50%, 66 2/3%, 90% or 95% of our share capital or voting rights, or that increases or decreases its shareholding or voting rights above or below by any of the foregoing percentages, is required to notify us within five trading days, of the number of shares and ADSs its holds individually or in concert with others and the voting rights attached to the shares and the number of securities giving access to shares and voting rights. The individual or entity must also notify the AMF within five trading days of crossing any of the foregoing percentages. The AMF makes the information available to the public. In addition, any individual or legal entity acquiring more than 10% or 20% of our outstanding shares or voting rights must file a notice with us and the AMF within 10 trading days. The AMF makes such notice available to the public. This report must state whether the acquirer acts alone or in concert with others and must indicate the acquirer’s intention for the following 12-month period, including whether or not it intends to continue its purchases, to acquire control of us or to seek nomination (for itself or for others) to our board of directors. The acquirer must also publish a press release stating its intentions in a financial newspaper of national circulation in France. The AMF makes the notice public. The acquirer may amend its stated intentions by filing a new report, provided that it does so on the basis of significant changes in its own situation or stockholdings.
       Any shareholder who fails to comply with these requirements will have the voting rights for all shares in excess of the relevant thresholds suspended until the second anniversary of the completion of the required notifications and may have all or part of such voting rights suspended for up to five years by the relevant commercial court at the request of our chairman, any of our shareholders or the AMF and may be subject to a €18,000 fine.
       Our articles of association provide that any individual or entity (including a holder of ADSs) acting alone or in concert who acquires a number of shares equal to or greater than 2% or a multiple thereof, of our share capital or voting rights, shall within five trading days of crossing such holding threshold inform us of the total number of shares or voting rights that such person holds by a registered letter with a proof of delivery slip addressed to our headquarters or by an equivalent means in accordance with applicable foreign law. When the threshold is crossed as a result of a purchase or sale on the stock market, the period of five trading days allowed for disclosure begins to run on the trading date of the securities and not the delivery date. This notification obligation also applies, as set forth above, whenever a new threshold of 2% is reached or has been crossed (whether an increase or decrease), for whatever reason, up to and including a threshold of 50%. In determining the threshold referred to above, both shares and/or voting rights held indirectly and shares and/or voting rights associated with shares and/or voting rights owned as defined by the French Commercial Code will be taken into account.
       Furthermore, our articles of association provide that should this notification obligation not be complied with and should one or more shareholders who holds at least 2% of the share capital or voting rights so request, shares in excess of the fraction which should have been declared are deprived of voting rights at any subsequent shareholders’ meeting convened until two years following the date of making the required notification. Any request of the shareholders shall be recorded in the minutes and will involve the legal penalty referred to above.
       Under the terms of the deposit agreement relating to our ADSs, if a holder of ADSs fails to instruct the depositary in a timely and valid manner how to vote such holder’s ADSs with respect to a particular matter, the depositary will deem that such holder has given a proxy to the chairman of the meeting to vote in favor of each proposal recommended by our board of directors and against each proposal opposed by our board of directors and will vote the ordinary shares underlying the ADSs accordingly. This provision of the depositary agreement could deter or delay hostile takeovers, proxy contests and changes in control or management of our company.
Holders of our shares have limited rights to call shareholders’ meetings or submit shareholder proposals, which could adversely affect their ability to participate in governance of our company.
       In general, our board of directors may call a meeting of our shareholders. A shareholders’ meeting may also be called by a liquidator or a court-appointed agent, in limited circumstances, such as at the request of the holders of 5% or more of our outstanding shares held in the form of Ordinary Shares. In addition, only shareholders holding a defined number of shares held in the form of Ordinary Shares or groups of shareholders holding a defined number of voting rights underlying their Ordinary Shares may submit proposed resolutions for meetings of shareholders. The minimum number of shares required depends on the amount of the share capital of our company and was equal to 2,203,258 ordinary shares based on our share capital as of October 3, 2005. Similarly, a duly qualified association, registered with the AMF and us, of shareholders who have held their Ordinary Shares in registered form for at least two years and together hold at least a defined percentage of our voting rights, equivalent to 1,811,798 Ordinary Shares based on our voting rights as of October 3, 2005, may submit proposed resolutions for meetings of shareholders. As a result, the ability of our shareholders to participate in and influence the governance of our company will be limited.
Interests of our shareholders will be diluted if they are not able to exercise preferential subscription rights for our shares.
       Under French law, shareholders have preferential subscription rights (droits préférentiels de souscription) to subscribe for cash for issuances of new shares or other securities with preferential subscription rights, directly or indirectly, to acquire additional shares on a pro rata basis. Shareholders may waive their rights specifically in respect of any offering, either individually or collectively, at an extraordinary general meeting. Preferential subscription rights, if not previously waived, are transferable during the subscription period relating to a particular offering of shares and may be quoted on the exchange for such securities on Eurolist by Euronext. Holders of our ADSs may not be able to exercise preferential subscription rights for these shares unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements is available.
       If these preferential subscription rights cannot be exercised by holders of ADSs, we will make arrangements to have the preferential subscription rights sold and the net proceeds of the sale paid to such holders. If such rights cannot be sold for any reason, we may allow such rights to lapse. In either case, the interest of holders of ADSs in our company will be diluted, and, if the rights lapse, such holders will not realize any value from the granting of preferential subscription rights.
It may be difficult for holders of our ADSs rather than our Ordinary Shares to exercise some of their rights as shareholders.
       It may be more difficult for holders of our ADSs to exercise their rights as shareholders than it would be if they directly held our Ordinary Shares. For example, if we offer new Ordinary Shares and a holder of our ADSs has the right to subscribe for a portion of them, the Bank of New York, as the depositary, is allowed, in its own discretion, to sell for such ADS holder’s benefit that right to subscribe for new Ordinary Shares of our company instead of making it available to such holder. Also, to exercise their voting rights, holders of our ADSs must instruct the depositary how to vote their shares. Because of this extra procedural step involving the depositary, the process for exercising voting rights will take longer for a holder of our ADSs than it would for holders of our Ordinary Shares.
Fluctuation in the value of the U.S. dollar relative to the euro may cause the price of our Ordinary Shares to deviate from the price of our ADSs.
       Our ADSs trade in U.S. dollars and our Ordinary Shares trade in euros. Fluctuations in the exchange rates between the U.S. dollar and the euro may result in temporary differences between the value of our ADSs and the value of our Ordinary Shares, which may result in heavy trading by investors seeking to exploit such differences.

We have not distributed dividends to our shareholders and do not anticipate doing so in the near future.
       We currently intend to use all of our operating cash flow to finance our business for the foreseeable future. We have never distributed cash dividends to our shareholders, and we do not anticipate that we will distribute cash dividends in the near term. Although we may in the future distribute a portion of our earnings as dividends to shareholders, the determination of whether to declare dividends and, if so, the amount of such dividends will be based on facts and circumstances existing at the time of determination. We may not distribute dividends in the near future, or at all.
The market price of our shares is susceptible to changes in our operating results and to stock market fluctuations.
       Our operating results may be below the expectations of public market analysts and investors’ and therefore, the market price of our shares may fall. In addition, the stock markets in the United States and France have experienced significant price and volume fluctuations in recent periods, which have particularly affected the market prices of many technology companies and are often unrelated and disproportionate to the operating performance of those companies. These broad market fluctuations as well as general economic, political and market conditions, may negatively affect the market price of our shares. The market fluctuations have affected our stock price in the past and could continue to affect our stock price in the future. The market price of our shares may be affected by one or more of the following factors:

•	quarterly variations in our results of operations;

•	announcements of technological innovations or new products by us, our customers or competitors;

•	announcements of our quarterly operating results and expected results of the future periods;

•	our failure to achieve the operating results anticipated by analysts or investors;

•	sales or the perception in the market of possible sales of a large number of our shares by our directors, officers, employees or principal stockholders;

•	announcements of our competitors or customers’ quarterly operating results, and expected results of future periods;

•	addition of significant new customers or loss of current customers;

•	international political, socioeconomic and financial instability, including instability associated with military action in Afghanistan and Iraq or other conflicts;

•	releases or reports by or changes in security and industry analysts’ recommendations;

•	developments or disputes concerning patents or proprietary rights or other events; and

•	any news that may undermine perceptions of future business prospects.
       The sale price of our ADSs on the Nasdaq National Market for the period of January 1, 2004 to October 19, 2005 ranged from a low of $17.15 to a high of $38.85.

FORWARD-LOOKING STATEMENTS
       This prospectus and the documents incorporated by reference into this prospectus contain forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. These risks and other factors include those listed under the caption “Risk Factors” in this prospectus and in the documents incorporated by reference in this prospectus. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under “Risk Factors.” These factors may cause our actual results to differ materially from any forward-looking statement. Additional information about factors that could affect our future operating results is contained in our reports filed with the SEC, which are incorporated by reference into this prospectus.
       Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these forward-looking statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform our prior statements to actual results.
USE OF PROCEEDS
       The proceeds from the sale of the ADSs offered pursuant to this prospectus are solely for the account of New SAC. We will not receive any proceeds from the sale of our ADSs by New SAC in this offering.

SELLING SHAREHOLDER
       All of the ADSs representing the 15,887,329 Ordinary Shares covered by this prospectus are being offered by New SAC, the selling shareholder, or its pledges, donees, transferees or other successors in interest.
       In connection with the acquisition of Crystal Decisions, we entered into a stockholders agreement, dated as of July 18, 2003, as amended and restated on October 15, 2003, with New SAC and the other stockholders party thereto, pursuant to which, among other things, we granted New SAC demand and piggyback registration rights in respect of our ADSs. Pursuant to the terms of the stockholders agreement, we are registering for resale an aggregate of 15,887,329 ADSs owned by New SAC. In addition, New SAC also has the right to designate one person to serve as a member of our board of directors, for as long as New SAC holds ADSs representing at least 10% of our outstanding shares. Mr. David J. Roux is the director designated by New SAC to serve on our board of directors, pursuant to the terms of the stockholders agreement. Mr. Roux was until recently the chairman of the board of directors of New SAC, and is also a founder of Silver Lake Partners, affiliates of which beneficially owned approximately 31.8% of New SAC’s outstanding shares on October 3, 2005.
       The following table sets forth information as of October 3, 2005 about the ADSs beneficially owned by New SAC that may be offered using this prospectus.
       Except as described above, to our knowledge, none of the selling shareholder or any of its affiliates has held any position or office with, been employed by or otherwise had any material relationship with us or our affiliates during the three years prior to the date of this prospectus.
       New SAC may offer all or some portion of the ADSs from time to time. Accordingly, no estimate can be given as to the amount or percentage of ADSs that will be held by New SAC upon termination of any particular offering. See “Plan of Distribution.”

	Before Offering			After Offering

	Number of	Percentage of	Number of	Number of	Percentage of
	ADSs	Ordinary	ADSs	ADSs	Ordinary
	Beneficially	Shares	Registered	Beneficially	Shares
Name of Selling Shareholder	Owned	Outstanding(1)	for Resale	Owned	Outstanding(1)

New SAC(2)	15,887,329	17.5	15,887,329	—	—
c/o M&C Corporate Services Limited P.O. Box 309 GT Ugland House South Church Street George Town, Grand Cayman Cayman Islands

(1)	Percentage of ownership is calculated based on Rule 13d-3 of the Securities Exchange Act of 1934, using 90,589,894 shares outstanding as of October 3, 2005.

(2)	Alan Austin, David Bonderman, James Coulter, James Davidson, Glenn Hutchins, Stephen Luczo, David Marquardt and William Watkins are the members of the board of directors of New SAC. As such, they share voting or investment power over the 15,887,329 ADSs held by New SAC. Each of them disclaims beneficial ownership of these ADSs.
In addition, as of October 3, 2005, affiliates of Silver Lake Partners, L.P. beneficially owned approximately 31.8% of New SAC’s outstanding shares, affiliates of SAC Investments, L.P. beneficially owned approximately 22.1% of New SAC’s outstanding shares, and affiliates of August Capital III, L.P. beneficially owned approximately 11.4% of New SAC’s outstanding shares.
The affiliates of Silver Lake Partners, L.P. are Silver Lake Partners Cayman, L.P., Silver Lake Investors Cayman, L.P. and Silver Lake Technology Investors Cayman, L.P. The general partner of each of Silver

Lake Partners Cayman, L.P. and Silver Lake Investors Cayman, L.P. is Silver Lake Technology Associates Cayman, L.P. The general partner of each of Silver Lake Technology Associates Cayman, L.P. and Silver Lake Technology Investors Cayman, L.P. is Silver Lake (Offshore) AIV GP Ltd. The shareholders of Silver Lake (Offshore) AIV GP Ltd. are James Davidson, Glenn Hutchins, David Roux, Integral Capital Partners SLP LLC and Alan Austin. Each of them disclaims beneficial ownership of the 15,887,329 ADSs held by New SAC, except to the extent of his pecuniary interest therein.
The general partner of SAC Investments, L.P. is TPG SAC GenPar, L.P. The general partner of TPG SAC GenPar, L.P. is TPG SAC Advisors III Corp. The shareholders of TPG SAC Advisors III Corp. are David Bonderman, James Coulter, William Price, Justin Chang and John Marren. Each of them disclaims beneficial ownership of the 15,887,329 ADSs held by New SAC, except to the extent of his pecuniary interest therein.
The general partner of August Capital III, L.P. is August Capital Management III, L.L.C. The members of August Capital Management III, L.L.C. are Andrew Rapaport, John Johnston and David Marquardt. Each of them disclaims beneficial ownership of the 15,887,329 ADSs held by New SAC, except to the extent of his pecuniary interest therein.

DESCRIPTION OF OUR SHARE CAPITAL
       The following describes our share capital pursuant to our articles of association and applicable French law. Complete copies of our articles of association are filed as exhibits to our public filings.
Composition of Our Share Capital
       We have only one class of share capital. As of October 3, 2005, this class consisted of 96,575,766 Ordinary Shares, nominal value €0.10 per share, including 3,067,675 shares held in treasury. The shares are fully paid.
       A holder of our Ordinary Shares may obtain our ADSs if the holder desires to trade the shares on The Nasdaq National Market. In order to obtain our ADSs, a holder of our Ordinary Shares is required to deposit his or her shares with our custodian, BNP Paribas, or, our depositary, The Bank of New York. Upon deposit of the Ordinary Shares, the depositary will issue the corresponding number of ADSs. The shareholder is also required to pay a per share fee to the depositary, as well as any applicable taxes and governmental charges. Holders of our ADSs may also obtain our Ordinary Shares by surrendering their ADSs, along with the payment of applicable fees, taxes and governmental charges to the depositary. Under French law, no fractional shares may be issued.
Changes in Our Share Capital
       Except as set forth below, our share capital may be increased only with the approval of our shareholders at an extraordinary general meeting, following a recommendation by our board of directors, as well as by shareholders holding, either alone or together with other shareholders, a defined percentage of our share capital or by certain duly qualified associations who have held their shares in registered form for at least two years and together who hold a specified percentage of our voting rights, or by our workers committee in compliance and within the limits of French law. Increases in our share capital may be effected either by the issuance of additional shares, including the creation of a new class of shares, or by an increase in the nominal value of existing shares. Additional shares (common or preferred) may be issued as follows:

•	for cash;

•	in satisfaction of indebtedness incurred by us;

•	for assets contributed in kind;

•	upon the conversion, exchange or redemption of debt securities previously issued by us;

•	upon the exercise of any such rights attached to other securities giving rights to common or preferred shares, including warrants or stock options; or

•	by capitalization of profits, reserves and premiums in our share capital.
       Since the approval of ordinance No. 2004-604 of June 24, 2004, the shareholders, at an extraordinary general meeting, may delegate the authority, subject to certain conditions, or the powers to carry out certain increases in our share capital to the board of directors. The board of directors may further delegate this right to the Chairman and Chief Executive Officer and, with his or her agreement, to one or several Deputy Chief Executive Officers. Each time our shareholders vote for a capital increase in cash or delegate to our board of directors the powers or authority to implement a capital increase (except if this capital increase results from an earlier issue of securities giving access to share capital), our shareholders must decide whether or not to proceed with a capital increase reserved to our employees and employees of our subsidiaries or whether or not to delegate to the board of directors the right to carry out such reserved capital increase.

       French law permits preferred shares to have different liquidation, voting and dividend rights. Our articles of association provide that share dividends may be distributed in lieu of payment of cash dividends for all or part of the annual or interim dividends in either cash or shares.
       Our share capital may be decreased only with the approval of our shareholders at an extraordinary general meeting. This may be accomplished either by decreasing the nominal value of the shares or by reducing the number of outstanding shares. The conditions under which our share capital may be reduced will vary depending on whether the reduction is attributable to losses incurred by us. Under French law, holders of each class of shares must be treated equally. If the reduction is not attributable to losses, each shareholder will be offered an opportunity to participate in the capital reduction. The number of outstanding shares may be reduced either by an exchange of shares or by a repurchase and cancellation of our shares by us. Further, if, as a consequence of losses, our net equity (capitaux propres) is reduced below one-half of our share capital, our board of directors must, within four months from the approval of the accounts showing this loss, convene an extraordinary general meeting of shareholders to decide whether we should be dissolved before our statutory term. If dissolution is not approved, the capital must, by no later than the end of the second fiscal year following the fiscal year during which the losses were acknowledged, and subject to the legal provisions concerning the minimum share capital of sociétés anonymes, be reduced by an amount at least equal to the losses which could not be charged on reserves, unless during that period the net assets have been restored up to an amount at least equal to one half of our share capital.
       Pursuant to a general meeting of our shareholders held on June 10, 2004, the shareholders authorized our board of directors to effect increases in our share capital by issuing new shares, bonds convertible, exchangeable or redeemable into our shares, or warrants to subscribe for our shares or other securities giving access to our share capital with or without preferential subscription rights. Pursuant to the same general meeting of our shareholders, our board of directors has been authorized to increase our share capital by incorporation of reserves, profits or premiums. At the discretion of our board of directors, these issuances may be subject to the preferential subscription rights of our shareholders, or, in the event new shares are offered to the public, without shareholder preferential subscription rights. The total aggregate amount of the nominal value of the ordinary shares issued or to be issued upon conversion, exchange or redemption of bonds or exercise of warrants or exercise of other securities or by incorporation of profits, premiums or reserves may not exceed €1,300,000, corresponding to 13,000,000 Ordinary Shares. The total aggregate amount of the nominal value of the bonds convertible, exchangeable or redeemable into shares that may be issued may not exceed €300,000,000.
       Pursuant to a general shareholders’ meeting held on June 14, 2005, our board of directors has been authorized to reduce our share capital by cancellation of treasury shares of up to 10% in any 24 month period. The authorization is valid for a maximum period of 18 months from June 14, 2005. This authorization replaces and voids the one previously approved by our shareholders on June 10, 2004.
Preferential Subscription Rights
       Unless previously waived, shareholders have preferential subscription rights to subscribe for additional shares issued by us for cash on a pro rata basis. Shareholders may waive these preferential subscription rights at an extraordinary general meeting under certain circumstances. Preferential subscription rights, if not previously waived, are transferable during the subscription period relating to a particular offering. These rights may also be listed on Eurolist by Euronext.
       A two-thirds majority of the shares entitled to vote at an extraordinary general meeting of shareholders may vote to waive preferential subscription rights with respect to any particular offering. French law requires that the board of directors and our independent auditors present reports that specifically address any proposal to waive preferential subscription rights. In the event of a waiver, the issue of securities must be completed within the period prescribed by French law. The shareholders may also decide at an extraordinary general meeting of shareholders to give the existing shareholders a non-transferable priority right (délai de priorité) to subscribe to the new securities, during a limited period of time. Shareholders may also notify us that they wish to waive their own preferential subscription rights with respect to any particular offering if they so choose.
Attendance and Voting at Shareholders’ Meetings
       French law provides for two types of general meetings of shareholders, ordinary and extraordinary. Ordinary general meetings of shareholders are required for matters such as the following:

•	the election, replacement or removal of directors;

•	the allocation of fees to boards of directors;

•	the appointment of statutory auditors;

•	the approval of annual and consolidated financial accounts;

•	the declaration of dividends and authorization of dividends to be paid in shares;

•	the authorization to purchase our shares;

•	the approval of regulated agreements; and

•	in general, those matters not specifically reserved by French law to extraordinary general meetings.
       Extraordinary general meetings of shareholders are required for approval of matters such as the following:

•	amending articles of association;

•	amending shareholders’ rights;

•	increases in our share capital, including the possible waiver by shareholders of their preferential subscription rights;

•	decreases in our share capital;

•	the creation of a new class of equity securities (common or preferred shares);

•	the authorization to issue securities giving access to our share capital;

•	the approval of mergers, acquisitions for stock, and the like; and

•	the voluntary liquidation of our company prior to the end of its statutory term.
       Shareholder approval at an extraordinary meeting is required for any and all mergers in which we are not the surviving entity or in which we are the surviving entity and we issue a portion of our share capital to the shareholders of the acquired entity.
       Special meetings of shareholders of a certain category of shares or of securities giving access to our share capital are required for any modification of the rights derived from such category of shares of for any modification of the terms for such securities giving access to our share capital. The resolutions of the shareholders’ general meeting affecting these rights are effective only after the approval by the relevant special meeting.
       At an ordinary general meeting of shareholders, a simple majority of the votes cast is required to pass a resolution. At an extraordinary general meeting of shareholders, a two-thirds majority of the votes cast is required. A simple majority of shareholders’ vote present is required to pass a resolution concerning a capital increase by incorporation of reserves, profits or premiums at an extraordinary general meeting. However, a unanimous vote is required to increase the liabilities of shareholders. Abstention by those present or represented by proxy is deemed a vote against the resolution submitted to a vote.
       The presence in person or by proxy or by any means of telecommunications in accordance with applicable laws and regulations of shareholders holding not less than 20%, in the case of an ordinary general meeting, or 25%, in the case of an extraordinary general meeting, of the shares entitled to vote is necessary for a quorum on first call. If a quorum is not present, then the meeting is postponed. There is no quorum requirement in the case of a reconvened ordinary general meeting; however, the presence in person or by proxy or by any means of telecommunications in accordance with applicable laws and regulations of shareholders holding not less than 20% of the shares entitled to vote is necessary for a quorum in the case of a reconvened extraordinary general meeting.
       Our board of directors is required to convene an annual ordinary general meeting of shareholders, for approval of the annual account and consolidated financial statements to be held within six months of the end of its fiscal year. However, the president of the commercial court (tribunal de commerce) may extend this six-month period. Other ordinary or extraordinary meetings may be convened at any time during the year. Meetings of shareholders may be convened by our board of directors or, if our board of directors fails to call a meeting, by our statutory auditors or by a court-appointed agent. The court may be requested to appoint an agent either by one or more shareholders holding not less than 5% of our share capital or by a duly qualified association of shareholders having held their shares in registered form for at least two years and holding at least a defined percentage of our voting rights or by any interested party in cases of emergency or by the workers’ committee in emergency situations; or by majority of the shareholders in share capital or voting rights after a public tender offer or the acquisition of a controlling block of shares.
       Shareholders’ meetings must be announced by a preliminary notice (avis de réunion) at least 30 days prior to the meeting date. The preliminary notice must set forth certain information, including the time, date and place of the meeting, the agenda for the meeting, a draft of the resolutions to be submitted to the shareholders, the procedures which holders of bearer shares must follow to attend the meeting, the address of the Internet website, if any, and the procedure for voting by proxy or at a distance, including by electronic means. The preliminary notice must also be published in the Bulletin des Annonces Légales Obligatoires, or BALO, a French legal publication. Prior to publication, the preliminary notice must have been sent to the AMF.
       A final notice (avis de convocation) must be sent to the AMF, and to all holders of registered shares who have held their shares for more than one month, and published in a qualified newspaper and in the BALO, at least 15 days prior to the shareholders’ meeting upon first call, and at least six days prior to the shareholders’ meeting upon second call. This final notice must set forth, among other things, the procedures for voting by holders of bearer shares, by proxy and at a distance, as well as the time, date, place and agenda of the meeting.
       Within 10 days of publication of the preliminary notice in the BALO, shareholders or groups of shareholders holding a specified percentage of our share capital may submit proposed resolutions for meetings of shareholders. The minimum number of shares required depends on the amount of the share capital of our company and was equal to 2,203,258 Ordinary Shares based on our share capital as of October 3, 2005. Similarly, a duly qualified association, registered with the AMF and our company, of shareholders having held their shares in registered form for at least two years, and together holding at least a defined percentage of our voting rights, equivalent to 1,811,798 Ordinary Shares based on our voting rights as of October 3, 2005, may propose additional resolutions.
       In addition to being entitled to certain information regarding our company, any shareholder may, during the 15-day period preceding a shareholders’ meeting, submit to our board of directors written questions relating to the agenda for the meeting. The board of directors is required to respond to these questions during the meeting.
       According to our articles of association, attendance and voting rights at ordinary and extraordinary general meetings of shareholders are subject to the following:

•	holders of registered ordinary shares must have the ordinary shares registered in their name at least one business Paris (France) day prior to the date of the shareholders’ meeting; and

•	holders of bearer ordinary shares must, at least one business Paris (France) day prior to the date of the shareholders’ meeting, evidence that the bearer Ordinary Shares are being held in a blocked account by producing a certificate issued by the financial intermediary holding the account. The holder must deposit this certificate at the place specified in the final notice of the meeting.

       This requirement necessarily excludes holders of ADSs who have not properly registered their shares as Ordinary Shares. Shareholders who have properly registered their ordinary shares may participate in general meetings in person or by proxy or by mail or by any means of telecommunication in accordance with applicable laws and regulations, and may vote in proportion to the number of shares held. Each share carries the right to one vote except for shares held by entities controlled directly or indirectly by us that are not entitled to any voting rights under French law. Proxies may be granted by a shareholder as follows:

•	to his or her spouse;

•	to another shareholder or if the shareholder is not a French resident as defined in the French Civil Code, to an intermediary registered under the condition set forth by French law;

•	to a legal representative, in the case of a corporation; or

•	automatically, by sending a proxy in blank to our company without designating any representative.
       In the case of a blank proxy, the chairman of the meeting of shareholders will vote the shares, with respect to which the blank proxy has been given, in favor of all resolutions proposed or approved by our board of directors and against all others.
       Our ADSs are voted by the depositary in accordance with the depositary agreement. Holders of ADSs receive notices of shareholder meetings and other reports and communications, in English, as are generally made available to the holders of our Ordinary Shares. Shareholders’ meeting notices are distributed to holders of ADSs in general at least 30 days prior to the meeting date. The holders of ADSs vote their shares by completing and submitting a voting instruction card to the depositary. If a voting instruction card is not returned to the depositary, or if the voting instruction card is returned but it is improperly completed, the depositary will vote the shares in favor of each proposal recommended or approved by our board of directors and against each other proposal. Alternatively, a holder may exchange his or her ADSs for Ordinary Shares at least one day before the shareholders’ meeting and vote the Ordinary Shares directly.
Dividend and Liquidation Rights
       Profits available for distribution to our shareholders as dividends are comprised of net profits in each fiscal year, as increased or reduced, as the case may be, by any profit or loss carried forward from prior years less any contributions to the reserve accounts pursuant to law or our articles of association. Dividends may also be distributed from special reserves, subject to approval by our shareholders and as described more fully below.
       We are legally required under French law to establish and maintain a legal reserve as part of our share capital by making a minimum allocation of 5% of our net profits each year to a legal reserve fund and it may be necessary to maintain it at a level equal to 10% of the aggregate nominal value of our share capital, which may be increased or reduced from time to time. The legal reserve is distributable only upon the liquidation of our company. French law and our articles of association also provide that our distributable profits, after deduction of any amounts required to be allotted to the legal reserve, can be allocated to one or more special purpose reserves or distributed as dividends, as may be determined at an ordinary general meeting of shareholders.
       Dividends are paid if approved by the shareholders at an ordinary general meeting of shareholders at which the annual accounts are approved. Dividends are distributed to shareholders pro rata based on their respective holdings of shares. The dividend payment date is determined by the shareholders at the ordinary general meeting approving the declaration of the dividends, or by the board of directors in the absence of a determination by the shareholders. If authorized, payment of the dividends must occur within nine months of the end of our fiscal year unless otherwise authorized by court order. Under French law, dividends not claimed within five years of their payment date revert to the French State. Our articles of association authorize our shareholders, at an annual ordinary general meeting of shareholders, to grant each shareholder an option to receive all or part of any annual or interim dividends in either cash or shares. If shareholders are given a choice with respect to all of any annual or interim dividend, they must choose to receive all of any such dividend in either cash or stock. If shareholders are given a choice only with respect to a portion of any annual or interim dividend, they must choose to receive all of any such portion in either cash or stock.
       If our net profits for the year in which dividends are paid are sufficient as reflected in an interim income statement certified by our auditors, our board of directors has the authority, subject to French law and regulations, to distribute interim dividends without prior approval of our shareholders. Interim dividends may not exceed our net income.
       We have not paid any cash dividends on our Ordinary Shares since our inception. We currently anticipate that we will retain all future earnings for use in our business, and we do not anticipate paying any dividends in the foreseeable future.
       If we were liquidated, the assets remaining after payment of our debts, liquidation expenses and all of our remaining obligations would first be used to repay in full the nominal value of our Ordinary Shares, and the surplus, if any, would be distributed among the holders of Ordinary Shares in proportion to the nominal value of their shareholdings.
Repurchase of Ordinary Shares
       Under French law, a company may not subscribe for its own shares. However, pursuant to regulations of the European Union, French law and the AMF’s regulations, we may, either directly or indirectly through a financial services intermediary (prestataire de services d’investissement), purchase our own shares in an amount of up to 10% of our share capital in connection with a share repurchase program the details of which must be published in a press release prior to the implementation of the share purchase program, in accordance with the provisions of the “Réglement Général” from the AMF, not yet enacted. We are required to report all trades made in our own shares to the AMF, which the AMF then makes public, and to the shareholder’s meeting held each year.
       Share repurchases in connection with a share repurchase program may be made only by companies whose shares are admitted for trading on a “regulated market.” Under French law, the term “regulated market” does not currently include The Nasdaq National Market but does include the Eurolist by Euronext on which our shares are listed. Further, purchases by us of our own shares may not result in us holding directly or through a person acting on our behalf more than 10% of our own shares or if we have different classes of shares, 10% of the shares in each class. If any repurchase were to result in our company holding more than 10% of our issued shares, we would be required to sell any shares in excess of the 10% threshold within one year. French law further requires that any shares in excess of the 10% limit, not sold within the one year period, be cancelled. Shares repurchased may be cancelled by an extraordinary general shareholders’ meeting, although no more than 10% of the share capital may be cancelled within any single 24-month period.
       Shares repurchased must be held in registered form and be fully paid up. They are deemed to be outstanding under French law, but are not entitled to any dividend or voting rights. In addition, the preferential subscription rights attached to the repurchased shares may not be exercised by the company itself. Further, the shareholders, at an extraordinary general meeting, may decide not to take the repurchased shares into account in determining the preferential subscription rights attached to other shares. In the absence of such a decision, the rights attached to any shares held by us must either be sold on the market before the end of the subscription period or distributed to other shareholders on a pro rata basis.

       At the shareholders’ meeting held on June 14, 2005, our shareholders authorized the repurchase of our ordinary shares pursuant to our share repurchase program in accordance with French law. Under this authorization, our board of directors may repurchase and dispose of up to 10% of our shares at a maximum purchase price of €30, provided that the amount of funds dedicated to this share repurchase program may not exceed €250 million. According to our share repurchase program prospectus that received visa No. 05-401 from the AMF on May 17, 2005 (before the amendment of the French law on July 27, 2005, share repurchase programs had to be approved by the AMF through the issuance by the AMF of a visa), the shares may be repurchased, upon a decision of the board of directors, in order to:

•	purchase and hold in treasury in order to later provide consideration in the context of an acquisition or an exchange of our shares, in the context of external growth, in compliance with applicable securities regulations and stock market rules;

•	fulfill obligations related to stock option programs or other allocations of shares to our employees or executive directors (mandataires sociaux) or of a related company;

•	deliver shares upon the exercise of the rights attached to securities giving right to our shares;

•	manage the market making in the secondary market or the liquidity of our share price through a liquidity agreement compliant with the ethics charter approved by the AMF; or

•	cancel such repurchased shares, subject to the approval of a specific resolution by the extraordinary shareholders’ meeting.
       At the shareholders’ meeting held on June 14, 2005, our shareholders authorized a share capital decrease upon the cancellation of the shares repurchased under the share repurchase program, up to a limit of 10% of our share capital in one 24 month period.
       We are aware that U.S. and French securities laws impose certain restrictions on our ability to repurchase our own shares. We intend to fully comply with these laws in connection with any repurchases we may make.
Trading in Our Shares
       Pursuant to the regulations of the European Union and the AMF, we may not trade in our own shares for the purpose of manipulating the market. Pursuant to these regulations, there are certain requirements for trades by a company to be considered valid:

•	the issuer may not, when executing trades under a share repurchase program, purchase shares at a price higher than the highest price of the last independent trade or the highest current independent bid on the trading venue where the purchase is carried out;

•	when the issuer carries out the purchase of its own shares through derivative financial instruments, the exercise price of such derivative financial instruments shall not be above the higher of the price of the last independent trade or the highest current independent bid; and

•	the issuer may not purchase more than 25% of the average daily volume of the shares in any one day on the regulated market on which the purchase is carried out. The average daily volume figure is to be based on the average daily volume traded in the month preceding the month of public disclosure of the program and fixed on that basis for the authorized period of the program. Where the program makes no reference to that volume, the average daily volume figure must be based on the average daily volume traded in the 20 trading days preceding the date of purchase.

       In addition, in order to benefit from the exemption provided by the regulations of the European Union and the AMF, a company shall not, during its participation in a share repurchase program, engage in the following trading:

•	the sale of its own shares during the life of the program;

•	trading where the company becomes aware of information that, if disclosed, would have a significant impact on the market price of its securities; or

•	trading during a 15-day period before the date on which the company makes its consolidated, annual and intermediary accounts public.
       However, these requirements do not apply if:

•	the issuer has in place a time-schedule share repurchase program; or

•	the share purchase program is lead-managed by an investment firm or a credit institution which makes its trading decisions in relation to the issuer’s shares independently of, and without influence by, the issuer with regard to the timing of the purchases.
       Pursuant to the General Regulation of the AMF and its instructions, we must publicly disclose any transactions carried out pursuant to an ongoing share repurchase program by way of a press release posted on the AMF’s website, no later than the seventh trading day following the date of execution of any such transactions.
       In addition, as the case may be, we will disclose, at least once a month, specified information regarding transactions.
Cross Shareholdings and Holding of Our Shares by Our Subsidiaries
       French law prohibits a company from holding our shares if we hold more than 10% of that company’s share capital. Likewise, we may not own any interest in a French company holding more than 10% of our share capital. In the event of a cross shareholding violation, and failing agreement between the companies involved in order to regularize the situation the company owning the smaller percentage of shares in the other company must sell its interest within one year. If the cross shareholding is equally important, each company will reduce its respective cross shareholdings so that each company’s shareholdings do not exceed 10% of the other company’s share capital within one year. Until sold, the shares are deprived of their voting rights. Failure by the officers and directors of a company to sell the shares is a criminal offense.
Requirements for Holdings Exceeding Certain Percentages
       French law provides that any individual or entity (including a holder of ADSs) acting alone or in concert that becomes the owner of more than 5%, 10%, 15%, 20%, 25%, 33 1/3%, 50%, 66 2/3%, 90% or 95% of the share capital or voting rights of a company listed on a regulated market, such as the Eurolist by Euronext, or that increases or decreases its shareholding or voting rights above or below by any of the foregoing percentages, is required to notify the company within five trading days, of the number of shares and ADSs its holds individually or in concert with others and the voting rights attached to the shares and the number of securities giving access to shares and voting rights. The individual or entity must also notify the AMF within five trading days of crossing any of the foregoing percentages. The AMF makes the information available to the public. In addition, any individual or legal entity acquiring more than 10% or 20% of the outstanding shares or voting rights of our company must file a notice with us and the AMF within 10 trading days. The AMF makes such notice available to the public. This report must state whether the acquirer acts alone or in concert with others and must indicate the acquirer’s intention for the following 12-month period, including whether or not it intends to continue its purchases, to acquire control of our company or to seek nomination (for itself or for others) to our board of directors. The acquirer must also publish a press release stating its intentions in a financial newspaper of national circulation in France. The AMF makes the notice public. The acquirer may amend its stated intentions by filing a new report, provided that it does so on the basis of significant changes in its own situation or stockholdings.
       Any shareholder who fails to comply with these requirements will have the voting rights for all shares in excess of the relevant thresholds suspended until the second anniversary of the completion of the required notifications and may have all or part of such voting rights suspended for up to five years by the relevant commercial court at the request of our chairman, any of our shareholders or the AMF and may be subject to a €18,000 fine.
       Our articles of association provide that any individual or entity (including a holder of ADSs) acting alone or in concert who acquires a number of shares equal to or greater than 2% or a multiple thereof, of our share capital or voting rights, shall within five trading days of crossing such holding threshold inform us of the total number of shares or voting rights that such person holds by a registered letter with a proof of delivery slip addressed to our headquarters or by an equivalent means in accordance with applicable foreign law. When the threshold is crossed as a result of a purchase or sale on the stock market, the period of five trading days allowed for disclosure begins to run on the trading date of the securities and not the delivery date. This notification obligation also applies, as set forth above, whenever a new threshold of 2% is reached or has been crossed (whether an increase or decrease), for whatever reason, up to and including a threshold of 50%. In determining the threshold referred to above, both shares and/or voting rights held indirectly and shares and/or voting rights associated with shares and/or voting rights owned as defined by the French Commercial Code will be taken into account.
       Furthermore, our articles of association provide that should this notification obligation not be complied with and should one or more shareholders who holds at least 2% of the share capital or voting rights so request, shares in excess of the fraction which should have been declared are deprived of voting rights at any subsequent shareholders’ meeting convened until two years following the date of making the required notification. Any request of the shareholders shall be recorded in the minutes and will involve the legal penalty referred to above.
       Under the General Regulation of the AMF, and subject to limited exemptions granted by the AMF, any person or persons acting in concert who comes to own more than 33 1/3% of the share capital or voting rights of a listed company must initiate a public tender offer for the remainder of the share capital and voting rights of such company and for the balance of the securities giving access to the share capital of such company.
       The provisions described above may impede the accumulation of our shares by third parties seeking to gain a measure of control over our company and could have other anti-takeover effects.
Form and Holding of Ordinary Shares
       Form of Ordinary Shares. Our shares may be held in either registered or bearer form at the option of each shareholder, subject to applicable regulations regarding the form of the shares held by certain legal or natural persons.
       Shares of companies listed on the Eurolist by Euronext are cleared by LSH Clearnet S.A. via Clearing 21 and settled through Euroclear France S.A., using a continuous net settlement system. These companies may use the procedure known as titres au porteur identifiable according to which Euroclear France S.A. may, upon request, disclose, among other things, the name, nationality, address, and number of shares held by each shareholder and as the case may be, the restrictions attached to these securities. This information may only be requested by the listed company itself and may not be disclosed to third parties. Our articles of association provide expressly for the possibility to use this procedure.
       Holding of Ordinary Shares. In accordance with French law, the ownership rights of shareholders are represented by book entries instead of share certificates. We maintain a share account with Euroclear France S.A. for all shares in registered form, which is administered by BNP

Paribas. Shares are registered in the name of their respective owners in individual shareholder accounts maintained by or on behalf of our company through the accredited intermediary.
       Each shareholder’s account shows the name of the shareholder and the number of shares held. We will issue or cause to be issued confirmations (attestations d’inscription en compte) as to holdings of shares registered in a shareholder’s account to the persons in whose names the shares are registered. These confirmations do not constitute documents of title.
       Shares of a listed company may also be held in bearer form. Shares held in bearer form are held and registered on the shareholder’s behalf in an account maintained by an accredited financial intermediary and are credited to an account at Euroclear France S.A. maintained by the intermediary. This account is separate from our share account with Euroclear France S.A. Each accredited financial intermediary maintains a record of shares held through it and issues certificates of inscription for the shares it holds. Transfers of shares held in bearer form may only be made through accredited financial intermediaries and Euroclear France S.A.
DESCRIPTION OF OUR AMERICAN DEPOSITARY SHARES
AND AMERICAN DEPOSITARY RECEIPTS
       Our ADSs are securities created under the terms of a deposit agreement with The Bank of New York, as depositary. Each of our ADSs represents an ownership interest in one of our Ordinary Shares which is deposited with the custodian, as agent of the depositary, under the deposit agreement. Following any distribution with respect to our Ordinary Shares, or any change affecting such shares, each of our ADSs will also represent any additional Ordinary Share and any other securities, cash or other property deposited with the depositary in respect of that ADS but not distributed by it directly to holders of our ADSs. Our ADSs are evidenced by what are known as American depositary receipts, or ADRs, which are executed and delivered by the depositary with respect to a deposit of our Ordinary Shares. The Bank of New York’s corporate trust office is located at 101 Barclay Street, New York, New York 10286 and its principal executive office is located at One Wall Street, New York, New York 10286.
       Our ADSs may be held either directly by a holder having ADRs registered in the holder’s name on the books of the depositary or indirectly through a broker or other financial institution. The following description assumes our ADSs are held directly. If our ADSs are held through a broker or financial institution nominee, the procedures of the broker or financial institution must be relied upon to assert the rights of a holder of our ADSs described in this section. Persons who hold our ADSs through a broker or financial institution nominee should consult with their broker or financial institution to find out what those procedures are.
       The following is a summary of the material terms of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to holders of our ADSs. For more complete information, holders of our ADSs should read the deposit agreement which describes the terms of our ADSs. Holders of our ADSs can read a copy of the deposit agreement which is incorporated by reference as an exhibit to the registration statement of which this document forms a part.
Share Dividends and Other Distributions
       We may make various types of distributions with respect to our securities. The depositary has agreed to pay to holders of our ADSs the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities, after deducting its fees and expenses. Holders of our ADSs will receive these distributions in proportion to the number of underlying ordinary shares their ADSs represent.

•	Cash. The depositary will convert cash distributions from foreign currency to U.S. dollars if this is permissible and can be done on a reasonable basis and if it can transfer the

U.S. dollars to the United States. The depositary will endeavor to distribute the cash in a practicable manner, and may deduct any taxes required to be withheld, any expenses of converting foreign currency and transferring funds to the United States, and other expenses and adjustments. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, holders of our ADSs may lose some or all of the value of the distribution. If funds cannot be converted on a reasonable basis to U.S. dollars, the depositary may distribute the foreign currency to the ADS holders or hold the foreign currency uninvested and without interest for our ADS holders. The depositary will distribute only whole U.S. dollars and will round fractional cents to the nearest whole cent.

•	Shares. In the case of a distribution in Ordinary Shares of our company, the depositary may, upon prior consultation with and approval by us, and will, if we so request, issue additional ADRs to evidence the number of ADSs representing these Ordinary Shares. If a distribution of our Ordinary Shares would require the distribution of ADSs representing fractional Ordinary Shares, the depositary will sell the amount of Ordinary Shares corresponding to the aggregate of such fractions and distribute the net proceeds to any of our ADS holders entitled to receive such net proceeds. If the depositary does not distribute additional ADRs representing the distributed shares, each ADR will also represent the new shares.

•	Rights to Receive Additional Shares. In the case of a distribution of rights to subscribe for additional Ordinary Shares or other rights, including preferential subscription rights, the depositary may, after consultation with us, distribute those rights if we provide satisfactory evidence that the depositary may lawfully do so. We will not be obligated to furnish such evidence. However, if we do not furnish satisfactory evidence that the depositary may lawfully distribute these rights or if the depositary determines it is not practicable to distribute these rights, the depositary may:

—	sell the rights if practicable and distribute the net proceeds as cash; or

—	allow the rights to lapse, in which case our ADS holders will receive nothing.
       The depositary will not offer rights to holders of our ADSs unless both the rights and the securities to which they relate, including our ordinary shares, are either exempt from registration under the Securities Act or are registered under the Securities Act. We have no obligation to file a registration statement under the Securities Act in order to make any rights available to holders of our ADSs.

•	Other Distributions. In the case of a distribution of securities or property other than those described above, the depositary may:

—	distribute such securities or property in any manner it deems equitable and practicable;

—	sell such securities or property and distribute any net proceeds in the same way it distributes cash; or

—	hold the distributed property in which case our ADSs will also represent the distributed property.
       The depositary may choose any practical method of distribution for any holder of our ADS, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of any holder of our ADSs as deposited securities.
       The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of our ADSs.
       There can be no assurances that the depositary will be able to convert any currency at any particular exchange rate or sell any property, rights, shares or other securities at any particular price, nor that any of the transactions can be completed within any particular time period.

Deposit and Withdrawal
       Deposit. The depositary will execute, deliver and register one or more of our ADRs evidencing our ADSs to any person who deposits or causes to be deposited with the custodian our ordinary shares or evidence of rights to receive our ordinary shares. Our Ordinary Shares deposited with the custodian must be accompanied by specified documents, including instruments showing that our ordinary shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.
       The custodian will hold all deposited Ordinary Shares for the account of the depositary. Our ADS holders thus have no direct ownership interest in our ordinary shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional deposited Ordinary Shares and other securities, property and cash received on or in substitution for the deposited Ordinary Shares. Upon each deposit of our Ordinary Shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name of the entitled person evidencing the number of our ADSs to which such person is entitled. Certificated ADRs will be delivered at the depositary’s principal New York office or any other location that it may designate as its transfer office.
       Withdrawal. When any holder of our ADSs turns in the ADRs evidencing their ADSs at the depositary’s office for withdrawal, the depositary will, upon payment of applicable fees, charges and taxes, and upon receipt of proper instructions, request that the custodian of the Ordinary Shares underlying the ADSs to register such holder in the share register of our company. The depositary may restrict the withdrawal of deposited securities for:

•	temporary delays caused by closing the transfer books of our company or those of the depositary, or the deposit of our ordinary shares for voting at a shareholders’ meeting, or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to our ADRs or to the withdrawal of deposited securities.
Voting Rights
      If the depositary asks a holder of our ADSs to provide it with voting instructions, such holder may instruct the depositary how to exercise the voting rights for our Ordinary Shares which underlie the holder’s ADSs. After receiving voting materials from us, the depositary will notify the holders of our ADSs of any shareholders’ meeting or solicitation of consents or proxies. This notice will describe how holders of our ADSs may instruct the depositary to exercise the voting rights for our Ordinary Shares which underlie their ADSs. For instructions to be valid, the depositary must receive them on or before the required date. The depositary will try, as far as is practicable, to vote or to have its agents vote our Ordinary Shares or other deposited securities as holders of our ADSs instruct. If no instructions are received by the depositary from a holder of our ADSs with respect to the voting of our ordinary shares on or before the date such instructions are to be received, or if the depositary receives improperly completed voting instructions or receives a blank proxy from an owner of our ADSs the depositary will, as far as permitted under French law, our articles of association and our ordinary shares, deem such owner to have instructed the depositary to give a proxy to the president of the general meeting of shareholders to vote such deposited securities in favor of the resolutions presented or approved by our board of directors and against any other resolution not so presented or approved. Neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, except in the event of bad faith, for the manner in which any vote is cast or for the effect of any vote.

      Under French law and our articles of association, shareholders holding ordinary shares or their authorized representatives may vote the ordinary shares, attend shareholders’ meetings or, subject to certain limitations, submit proposals to be considered at such meetings. Holders of ADSs may only cause their ADSs to be voted through the depositary if the holder follows the procedures described above for withdrawal of our ordinary shares underlying the holder’s ADSs at least one day before the shareholders’ meeting.
Record Dates
      The depositary will fix record dates after consultation with us, when practicable, for the determination of the holders of our ADSs who will be entitled:

•	to receive a dividend, distribution or rights;

•	to give instructions for the exercise of voting rights at a meeting of holders of our ordinary shares or other deposited securities; or

•	to receive any notice or to act in respect of other matters, all subject to the provisions of the deposit agreement.
Fees and Expenses
      The depositary will charge a fee for each issuance of our ADSs, including issuances resulting from distributions of ordinary shares, rights and other property, and for each surrender of our ADSs in exchange for deposited securities. Holders of our ADSs or persons depositing ordinary shares may also be charged the following expenses:

•	taxes and other governmental charges;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register for the deposit or withdrawal of deposited securities; and

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars.
Payment of Taxes
       Holders of our ADSs are responsible for any taxes or other governmental charges payable on their ADSs or on the deposited securities underlying their ADSs. The depositary may refuse to transfer any holder’s ADSs or allow any holder to withdraw the deposited securities underlying the ADSs until such taxes or other charges are paid. The depositary may apply payments owed to the holder or sell deposited securities underlying the holder’s ADSs to pay any taxes owed and the holder would remain liable for any deficiency. If the depositary sells securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay the holder any proceeds, or send to the holder any property, remaining after the depositary has paid the taxes.
Public Market for Our ADSs
       Our ADSs are traded in the United States on The Nasdaq National Market under the symbol “BOBJ.”

PLAN OF DISTRIBUTION
       The ADSs are being registered to permit public secondary trading of these securities by the holders thereof from time to time after the date of this prospectus and to facilitate the continued orderly disposition of our ADSs held by New SAC. We will not receive any of the proceeds from the sale of the ADSs by the selling shareholder. New SAC, as selling shareholder, will receive all of the proceeds from the sale of the ADSs being offered through this prospectus. New SAC has advised us that it intends to distribute the proceeds received in this offering to its shareholders and does not intend to reinvest the proceeds in Business Objects S.A. We have agreed to keep the registration statement of which this prospectus forms a part open until February 28, 2006.
       The selling shareholder and its pledgees, assignees, donees, or other successors in interest who acquire their shares after the date of this prospectus, may sell the ADSs directly to purchasers or through underwriters, broker-dealers or agents.
       If underwriters are used in a firm commitment underwriting, we and the selling shareholder will execute an underwriting agreement with those underwriters relating to the ADSs that the selling shareholder will offer. Unless otherwise set forth in a prospectus supplement, the obligations of the underwriters to purchase these ADSs will be subject to conditions. The underwriters, if any, will purchase the ADSs on a firm commitment basis and will be obligated to purchase all of these ADSs.
       The ADSs subject to the underwriting agreement will be acquired by the underwriters for their own account and may be resold by them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from the purchasers of these ADSs for whom they may act as agent. Underwriters may sell these ADSs to or through dealers. These dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.
       The selling shareholder may authorize underwriters to solicit offers by institutions to purchase the ADSs subject to the underwriting agreement from the selling shareholder at the public offering price stated in a prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. If the selling shareholder sells ADSs pursuant to these delayed delivery contracts, the prospectus supplement will state that as well as the conditions to which these delayed delivery contracts will be subject and the commissions payable for that solicitation.
       The applicable prospectus supplement will set forth whether or not underwriters may over-allot or effect transactions that stabilize, maintain or otherwise affect the market price of the ADSs at levels above those that might otherwise prevail in the open market, including, for example, by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. Underwriters are not required to engage in any of these activities, or to continue such activities if commenced.
       If dealers are utilized in the sale of ADSs, the selling shareholder will sell such ADSs to the dealers as principals. The dealers may then resell such ADSs to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in a prospectus supplement, if required.
       The selling shareholder may also sell ADSs through agents designated by them from time to time. We will name any agent involved in the offer or sale of the ADSs and will list commissions payable by the selling shareholder to these agents in a prospectus supplement, if required. These agents will be acting on a best efforts basis to solicit purchases for the period of its appointment, unless we state otherwise in any required prospectus supplement.

       The selling shareholder may sell any of the ADSs directly to purchasers. In this case, the selling shareholder may not engage underwriters or agents in the offer and sale of these ADSs.
       We and the selling shareholder may indemnify underwriters, dealers or agents who participate in the distribution of securities against certain liabilities, including liabilities under the Securities Act and agree to contribute to payments which these underwriters, dealers or agents may be required to make.
       The ADSs may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or at negotiated prices. Sales may be effected in transactions, which may involve block transactions or crosses:

•	on any national securities exchange or quotation service on which the ADSs may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on exchanges or quotation services or in the over-the-counter market;

•	through the exercise of purchased or written options; or

•	through any other method permitted under applicable law.
       In connection with sales of the ADSs or otherwise, the selling shareholder may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the ADSs in the course of hedging the positions they assume. The selling shareholder may also sell short the ADS and deliver the ADSs to close out short positions, or loan or pledge the ADSs to broker-dealers that in turn may sell the ADSs.
       The aggregate proceeds to the selling shareholder from the sale of the ADSs offered by the selling shareholder hereby will be the purchase price of the ADSs less discounts and commissions, if any. The selling shareholder reserves the right to accept and, together with its agents from time to time, to reject, in whole or in part, any proposed purchase of ADSs to be made directly or through agents.
       In order to comply with the securities laws of some states, if applicable, the ADSs may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the ADSs may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.
       The selling shareholder and any underwriters, broker-dealers or agents that participate in the sale of the ADS may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the ADSs may be underwriting discounts and commissions under the Securities Act. Any selling shareholder who is an “underwriter” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling shareholder has acknowledged that it understands its obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M.
       We are not aware of any plans, arrangements or understandings between the selling shareholder and any underwriter, broker-dealer or agent regarding the sale of the ADSs by the selling shareholder. We do not assure you that the selling shareholder will sell any or all of the ADSs offered by it pursuant to this prospectus. In addition, we do not assure you that the selling shareholder will not transfer, devise or gift the ADSs by other means not described in this prospectus. Moreover, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

       Pursuant to a stockholders agreement with New SAC, we granted New SAC certain registration rights pertaining to ADSs held by it. The agreement provides for indemnification of the selling shareholder by us and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the ADSs, including liabilities under the Securities Act. We have agreed, among other things, to bear all expenses payable by us (other than depositary expenses) in connection with the registration and sale of the ADSs covered by this prospectus, except in specified circumstances. We estimate that the expenses for which we will be responsible in connection with filing this registration statement will be approximately $900,000.
French Selling Restrictions
       This prospectus or any related documents are not being distributed in the context of a public offering in France within the meaning of Article L. 411-1 of the French Monetary and Financial Code (Code monétaire et financier), and thus this prospectus has not been and will not be submitted to the AMF for approval (“Visa”) in France, and accordingly, may not and will not be distributed to the public in France.
       New SAC and we have represented and agreed that we have not offered or sold and will not offer or sell, directly or indirectly, any ADSs or ordinary shares to the public in France and have not distributed or caused to be distributed and will not distribute or cause to be distributed to the public in France the prospectus or any other offering material relating to the offering of the ADSs or Ordinary Shares and that such offers, sales and distributions have been and will be made in France only (a) to qualified investors (investisseurs qualifiés) and/or to a restricted group of investors (cercle restreint d’investisseurs), in each case, acting for their own account, all as defined in and in accordance with Articles L. 411-2, D. 411-1 and D. 411-2 of the French Monetary and Financial Code, and/or (b) persons providing portfolio management investment services acting for third parties.
       This prospectus is not to be further distributed or reproduced (in whole or in part) in France by the recipients of this prospectus and the prospectus has been distributed with the understanding that such recipients of this prospectus will only participate in the issue or sale of the ADSs or Ordinary Shares for their own account and undertake not to transfer, directly or indirectly, the ADSs or ordinary shares to the public in France, other than in compliance with all applicable laws and regulations, in particular with Articles L. 411-1 and L. 411-2 of the French Monetary and Financial Code.

CERTAIN TAX CONSIDERATIONS
U.S. Federal Income Tax Consequences
       The following discussion summarizes certain U.S. federal income tax considerations of the ownership and disposition of our ADSs. This discussion is based upon the Internal Revenue Code, Treasury Regulations, judicial authorities, published positions of the Internal Revenue Service and other applicable authorities, all as in effect on the date of this document and all of which are subject to change or differing interpretations, possibly with retroactive effect.
       This discussion is limited to holders that are:

•	citizens or residents of the United States;

•	corporations (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof;

•	estates whose income is includible in gross income for U.S. federal income tax purposes regardless of source; or

•	trusts whose administration is subject to the primary supervision of a United States court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust.
       This discussion assumes that holders hold their ADSs as a capital asset (generally an asset held for investment). This discussion does not address all of the tax consequences that may be relevant to a particular holder, such as a holder that owns, directly or indirectly (after applying certain constructive ownership rules), at least 10% of either the total voting power or the total value of our shares, or to a holder that is subject to special treatment under U.S. federal income tax laws. No assurance can be given that the Internal Revenue Service would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below.
       If a partnership holds our ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If the holder is a partner of a partnership holding our ADSs, such holder is urged to consult their tax advisors.
       Holders of our ADSs are urged to consult their own tax advisors as to the U.S. federal income tax consequences of holding our ADSs, as well as the state, local and non-U.S. tax consequences.
Exchange of ADSs for Ordinary Shares
       A holder of our ADSs will be treated as the owner of the underlying ordinary shares for U.S. federal income tax purposes. Accordingly, if our ADSs are later exchanged for our ordinary shares, no gain or loss will be recognized upon the exchange, a holder’s tax basis in the our ordinary shares will be the ratable portion of its tax basis in the our ADSs surrendered in exchange therefor, and the holding period in our ordinary shares will include the period during which the holder held the surrendered ADSs.
Dividends
       Any cash distribution paid by us out of our earnings and profits, as determined under U.S. federal income tax law, will, except in the case of distributions that constitute qualified dividend income, as described below, be subject to tax as ordinary dividend income and will be includible in the gross income of a holder when such distribution is received by The Bank of New York, as the depositary, if the holder holds our ADSs, or when such distribution is received by the holder, if the holder holds our ordinary shares. In addition, for taxable years beginning on or before December 31, 2008, distributions paid by us may constitute qualified dividend income, which would be taxed in the hands of non-corporate holders at rates applicable to long-term capital gain, provided holding period and other requirements are met by the holder. Qualified dividend income is, in general, dividend income from taxable U.S. domestic corporations and certain “qualified foreign corporations” (e.g. generally, foreign corporations incorporated in a possession of the United States or that are eligible for benefits under a comprehensive income tax treaty with the United States, or the stock (or, according to legislative history, ADSs backed by such stock) of which is readily tradable on an established securities market in the United States), but does not include a foreign corporation which for the taxable year of the corporation in which the dividend was paid, or the preceding taxable year, is a “foreign investment company”, or a “passive foreign investment company”, as defined in the Internal Revenue Code. Because France has a comprehensive income tax treaty with the United States, we expect that the dividends we pay to be entitled to such rates. Cash distributions paid by us in excess of our earnings and profits will be treated as (i) a tax-free return of capital to the extent of the holder’s adjusted tax basis in our shares (reducing such adjusted tax basis, but not below zero) and (ii) thereafter as gain from the sale or exchange of a capital asset. Any cash distribution that is treated as a dividend will be includible in the gross income of such holder, for U.S. federal income tax purposes, in an amount equal to the gross amount (i.e., before French withholding tax) of the dividend. A dividend paid in euros generally will be includible in income in a U.S. dollar amount based on the prevailing U.S. dollar/ euro exchange rate at the time of receipt of such dividend. Such dividend income generally will constitute foreign source income for U.S. federal income tax purposes. Subject to certain complex limitations, any French tax withheld from the cash dividend will be treated as a foreign income tax that may be claimed as a credit against the U.S. federal income tax liability of the holder. Alternatively, the French tax withheld may be deducted currently at the election of the holder. The dividend income will not be eligible for the dividends received deduction allowed to corporations.
       The rules governing the foreign tax credit are complex. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.
Disposition of ADSs
       Upon the sale, exchange or other disposition of our ADSs, a holder will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized upon the disposition and the holder’s tax basis in such ADSs. Such gain or loss will be capital gain or loss and will be long-term if our ADSs have been held for more than one year.
       Capital gains of non-corporate holders derived with respect to capital assets held more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a holder will generally be treated as U.S. source gain or loss.
Information Reporting and Backup Withholding
       In general, information reporting will apply to dividends in respect of our ADSs and the proceeds from the sales, exchanges or redemption of our ADSs that are paid to you within the United States, unless you are an exempt recipient such as a corporation. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or a certification of other exempt status. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

Material French Tax Consequences to U.S. Holders of ADSs
       The following is a general summary of the material French income tax consequences of owning and disposing of our ADSs. This discussion applies only to U.S. Holders. You will be a U.S. Holder if you are the beneficial owner of ADSs and all of the following five points apply to you:

•	you own, directly or indirectly, less than 5% of the share capital of the company;

•	you are any one of the following:

•	an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation or certain other entities (treated as corporations for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any state thereof (including the District of Columbia);

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust, and if one or more United States persons have the authority to control all substantial decisions of the trust and are subject to U.S. federal income tax at either the level of beneficiaries or at the level of grantors;

•	you are a U.S. resident for the purposes of the Convention between the Government of the United States and the Government of the French Republic for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and capital, signed August 31, the 1994 U.S.-France tax treaty, without being excluded from the benefits of the 1994 U.S.-France tax treaty under the “Limitation on Benefits” article of that treaty;

•	you hold our ADSs as capital assets; and

•	your functional currency is the U.S. dollar.
       If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) holds ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership that holds our ADSs, you are urged to consult your own tax advisor regarding the specific tax consequences of owning and disposing of such ADSs.
       This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular holder, including tax considerations that arise from rules of general application or that are generally assumed to be known by U.S. holders. This summary does not discuss special rules that may apply to insurance companies, tax-exempt entities, banks, financial institutions, regulated investment companies, real estate investment trusts, U.S. expatriates, persons subject to the alternative minimum tax, securities broker-dealers, traders in securities who elect to apply a mark-to-method of accounting, and persons holding our ADSs as part of a straddle, hedging transaction or conversion transaction, and persons who acquired our ADSs pursuant to the exercise of employee stock options or otherwise as compensation, among others.
       Furthermore, this discussion is based upon current French law and practice and on the 1994 U.S-France tax treaty all in effect as of the date of this prospectus and, therefore, is subject to any changes to (or changes in interpretation of) French law or practice or the treaty occurring after the date hereof, which may have retroactive effect. Persons considering the purchase, ownership and disposition of ADSs should consult their own tax advisors in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

Taxation of Dividends
       In France, dividends are paid out of after-tax income.
       Under French domestic law, dividends paid to non-residents are normally subject to a 25% French withholding tax.
       Under the 1994 U.S.-France tax treaty, the rate of French withholding tax on dividends paid to a U.S. Holder whose ownership of ADSs is not effectively connected with a permanent establishment or a fixed base in France is reduced to 15% provided that the U.S. Holder satisfies certain requirements under the 1994 U.S.-France tax treaty and complies with the formalities described below.
       A tax credit known as the avoir fiscal was previously attached to certain distributions from French companies. Such avoir fiscal was, subject to certain conditions, transferred to certain non-French tax residents receiving dividends from French company. This tax credit was abolished by the French Finance Law for 2004 (N° 2003-1311 of December 30, 2003).
       However, French individual shareholders are now entitled, with respect to dividends paid as of January 1, 2005, to a new tax credit equal to 50% of the dividend paid, capped, per year, at €230 or, as the case may be, €115, depending on the marital status of the individual shareholder. Non-individual shareholders are not be entitled to this newly implemented tax credit.
       Under French domestic law, non-residents are not eligible for the benefit of this French tax credit.
       However, given that the 1994 U.S.-France tax treaty provides for the refund of the avoir fiscal, U.S. Holders will be entitled to the refund of the new tax credit available to French resident individual shareholders described above (less the applicable withholding tax) with respect to distributions paid from 2005 on, to the extent only that they are individuals.
       Dividends (including the new French tax credit, if applicable) to be paid from 2005 on to U.S. Holders should generally be immediately subject to the reduced rate of 15% on the date of payment of such dividends (rather than to the French withholding tax levied at the rate of 25%, the excess over the treaty rate to be later refunded), provided that such U.S. Holders provide the paying agent with a certificate (the “Certificate”) based on the draft provided by the French Tax Authorities in their Administrative Guidelines 4 J-1-05, dated February 25, 2005, before the dividend payment date.
       If a U.S. Holder does not file a completed Certificate before the dividend payment date, the French withholding tax will be levied at the rate of 25%. Such U.S. Holder may claim a refund of the excess withholding tax by completing and providing the paying agent with the Treasury Form RF1 A EU-No. 5052 (or any other form that may replace such Treasury Form) before December 31 of the second year following the year during which the dividend is paid. The Form and the Certificate together with their respective instructions, are available from the United States Internal Revenue Service.
       Please note that the French tax authorities have not yet indicated the procedure for non-French individuals to obtaining the refund of the new French tax credit (less any applicable withholding tax).
Taxation of Capital Gains
       If you are a resident of the United States for purposes of the 1994 U.S.-France tax treaty, you will not be subject to French tax on any capital gain if you sell, exchange or dispose of your ADSs, unless you have a permanent establishment or fixed base in France and the ADSs you sold or exchanged were part of the business property of that permanent establishment or fixed base. Special rules apply to individuals who are residents of more than one country.

French Estate and Gift Taxes
       Under the Convention Between the United States and the French Republic for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on estates, inheritance and gifts of November 24, 1978, if you transfer your ADSs by gift, or if they are transferred by reason of your death, that transfer will only be subject to French gift or inheritance tax if, provided you are not a French citizen at the time of making the gift or at the time of your death, one of the following applies:

•	you are domiciled in France at the time of making the gift, or at the time of your death; or

•	you used the ADSs in conducting a business through a permanent establishment or fixed base in France, or you held the ADSs for that use.
French Wealth Tax
       The French wealth tax does not generally apply to ADSs if the U.S. holder is a resident of the United States for purposes of the 1994 U.S.-France tax treaty.

LEGAL MATTERS
       The validity of the ordinary shares already issued and being registered pursuant to this registration statement hereby will be passed upon for us by Shearman & Sterling LLP, Paris, France.
EXPERTS
       The consolidated financial statements of Business Objects S.A. included in Business Objects S.A.’s Annual Report (Form 10-K) for the year ended December 31, 2004 (including the schedule appearing therein), and Business Objects S.A.’s management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.
       The consolidated balance sheets of Crystal Decisions as of June 28, 2002 and June 27, 2003, and consolidated statements of operations, cash flows and stockholders’ equity of Crystal Decisions for the years ended June 29, 2001, June 28, 2002 and June 27, 2003 incorporated by reference in this prospectus and the registration statement of which it forms a part have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon which is incorporated by reference herein, and are incorporated by reference in reliance upon such report, given on the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
       We have filed with the Securities and Exchange Commission, or SEC, a registration statement on Form S-3 under the Securities Act with respect to the ADSs offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules filed as part of the registration statement. For further information with respect to us and our ordinary shares and ADSs, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The reports and other information we file with the SEC can be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington D.C. 20549. Copies of these materials can be obtained at prescribed rates from the Public Reference Section of the SEC at the principal offices of the SEC, 450 Fifth Street, N.W., Washington D.C. 20549. You may obtain information regarding the operation of the public reference room by calling 1 (800) SEC-0330. The SEC also maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.
       We are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934 and, in accordance therewith, file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available for inspection and copying at the SEC’s public reference rooms and the website of the SEC referred to above. Our Internet address is http://www.businessobjects.com.
       We provide our shareholders with annual reports containing, among other information, financial statements audited by an independent public accounting firm and we make available to our shareholders quarterly reports containing unaudited financial data for the first three quarters of each fiscal year. We also intend to furnish other reports as we may determine or as required by law.

INFORMATION INCORPORATED BY REFERENCE
       The Securities and Exchange Commission, or SEC, allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede the information contained in this prospectus, including the information incorporated by reference in this prospectus. We incorporate by reference the documents listed below, and any future filings we may make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering. This prospectus is part of a registration statement we filed with the SEC. The documents we incorporate by reference include:

1. Our Annual Report on Form 10-K for the fiscal year ended December 31, 2004 filed with the SEC on March 16, 2005 (including information specifically incorporated by reference into our Form 10-K).

2. Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 filed with the SEC on May 9, 2005.

3. Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 filed with the SEC on August 9, 2005.

4. Audited Consolidated Balance Sheets of Crystal Decisions as of June 28, 2002 and June 27, 2003, Consolidated Statements of Operations of Crystal Decisions for the fiscal years ended June 29, 2001, June 28, 2002 and June 27, 2003, Consolidated Statements of Cash Flows of Crystal Decisions for the fiscal years ended June 29, 2001, June 28, 2002 and June 27, 2003 and Consolidated Statements of Changes in Stockholders Equity of Crystal Decisions for the fiscal years ended June 29, 2001, June 28, 2002 and June 27, 2003 and the related notes thereto and Report of Independent Auditors thereon included in the Registration Statement for Business Objects S.A. on Form S-4 filed with the SEC on October 31, 2003 at pages F-1 to F-45 of the Proxy Statement/Prospectus that forms a part thereof.

5. Unaudited Consolidated Balance Sheets of Crystal Decisions as of June 27, 2003 and October 3, 2003, Consolidated Statements of Operations of Crystal Decisions for the three months ended September 27, 2002 and October 3, 2003 and Consolidated Statements of Cash Flows of Crystal Decisions for the three months ended September 27, 2002 and October 3, 2003 and the related condensed notes thereto included in the Quarterly Report on Form 10-Q of Crystal Decisions, Inc. at pages 2 to 18 filed by Crystal Decisions with the SEC on November 14, 2003.

6. Our Current Report on Form 8-K/ A filed with the SEC on February 24, 2004 relating to our acquisition of Crystal Decisions, Inc.

7. Our Current Reports on Form 8-K filed with the SEC on October 7, 2005, September 15, 2005, August 29, 2005, August 18, 2005, July 25, 2005, July 12, 2005, June 20, 2005, April 7, 2005, April 6, 2005, March 16, 2005 (as amended on From 8-K/ A filed on April 27, 2005), March 14, 2005, 2005, January 31, 2005 and January 28, 2005; provided, however, that we do not incorporate by reference any information contained in, or exhibits submitted with the Forms 8-K that was expressly furnished and not filed.

8. The description of our ADS contained in our registration statement on Form F-6 (Reg. No. 333-109712) declared effective by the SEC on October 15, 2003.

9. The description of our ordinary shares, nominal value €0.10 per share, contained in our registration statement on Form 8-A (File No. 0-24720).

10. All documents subsequently filed with the SEC by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering.
       Each of these filings is available from the SEC as described above. You may request, and we will provide at no cost to you, a copy of these filings, including any exhibits to such filings, by writing or telephoning us at the following address: Investor Relations, Business Objects, S.A., c/o Business Objects Americas, 3030 Orchard Parkway, San Jose, California 95134, telephone number (408) 953-6000.